UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_____________ to ________

Commission file number: 001-41005

SIZZLE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	85-3418600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4201 Georgia Avenue NW Washington DC	20011
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (202) 846-0300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Units, each consisting of one share of common stock and one-half of one redeemable warrant	SZZLU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	SZZL	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	SZZLW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer, "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of the outstanding shares of the registrant's common stock, other than shares held by persons who may be deemed affiliates of the registrant, computed by reference to the 15,500,000 of such shares outstanding, and the closing price for the common stock as reported on the Nasdaq Global Market, on June 30, 2022 was $155,155,000.

As of March 27, 2023, there were 10,693,897 shares of common stock, par value $0.0001 per share, of the registrant issued and outstanding.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report (as defined below), including, without limitation, statements under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," includes forward-looking statements within the meaning of Section 27A of the Securities Act (as defined below) and Section 21E of the Exchange Act (as defined below). These forward-looking statements can be identified by the use of forward-looking terminology, including the words "believes," "estimates," "anticipates," "expects," "intends," "plans," "may," "will," "potential," "projects," "predicts," "continue," or "should," or, in each case, their negative or other variations or comparable terminology. There can be no assurance that actual results will not materially differ from expectations. Such statements include, but are not limited to, any statements relating to our ability to consummate any acquisition or other business combination and any other statements that are not statements of current or historical facts. These statements are based on management's current expectations, but actual results may differ materially due to various factors, including, but not limited to:

- our ability to complete our initial business combination (as defined below), including the EUR Business Combination (as defined below);

- our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

- our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

- our potential ability to obtain additional financing to complete our initial business combination;

- the ability of our officers and directors to generate a number of potential acquisition opportunities;

- our pool of prospective target businesses;

- our public securities' potential liquidity and trading;

- the use of proceeds not held in the trust account (as defined below) or available to us from interest income on the trust account balance; or

- our financial performance.

The forward-looking statements contained in this Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Unless otherwise stated in this Report, or the context otherwise requires, references to:

- "amended and restated certificate of incorporation" are to our amended and restated certificate of incorporation, dated November 2, 2021, as amended;

- "ASC" are to the FASB (as defined below) Accounting Standards Codification;

- "ASU" are to the FASB Accounting Standards Update;

- "board of directors," "board," or "directors" are to the board of directors of the Company (as defined below);

- "business combination" are to merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

- "Cantor" are to Cantor Fitzgerald & Co;

- "Closing" are to the closing of the EUR Business Combination;

- "Combination Period" are to the period, from the closing of the initial public offering (as defined below) to August 8, 2023, that the Company has to consummate an initial business combination;

- "common stock" are to the common stock of the Company, par value $0.0001;

- "Company," "our Company," "we" or "us" are to Sizzle Acquisition Corp., a Delaware corporation;

- "Continental" or "transfer agent" are to Continental Stock Transfer & Trust Company, trustee of our trust account and warrant agent of our public warrants (as defined below);

- "Contributions" are to deposits in the trust account in the amount of $200,000 for each calendar month (commencing on February 9, 2023 and on the 8th day of each subsequent month), or a portion thereof, that we need to complete an initial business combination until August 8, 2023 (if we fully extend the term, we have to complete our initial business combination);

- "DGCL" are to the Delaware General Corporation Law;

- "DWAC System" are to the Depository Trust Company's Deposit/Withdrawal At Custodian System;

- "EarlyBirdCapital" are to EarlyBirdCapital, Inc.;

- "ELAT" are to European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands and a direct, wholly-owned subsidiary of EUR (as defined below);

- "equity-linked securities" are to any debt or equity securities issued in a transaction, including but not limited to a private placement of equity or debt, that are convertible, exercisable or exchangeable for shares of common stock;

- "EUR" are to European Lithium Limited, an Australian Public Company limited by shares;

- "EUR Business Combination" are to the transactions contemplated by the EUR Merger Agreement (as defined below);

- "EUR Merger Agreement" are to that certain Agreement and Plan of Merger, dated October 24, 2022, by and among EUR, ELAT, PubCo (as defined below), Merger Sub, and the Company, as amended;

- "EUR Registration Statement" are to the Registration Statement on Form F-4 relating to the EUR Business Combination, initially filed with the SEC (as defined below) on December 23, 2022, as amended (File No. 333-268970);

- "Exchange Act" are to the Securities Exchange Act of 1934, as amended;

- "Extension Amendment" are to the amendment to our amended and restated certificate of incorporation to extend the date by which we must consummate a business combination;

- "Extension Redemptions" are to the redemptions exercised by shareholders holding 11,076,703 public shares for a pro rata portion of the trust account in relation to the Extension Amendment;

- "FASB" are to the Financial Accounting Standards Board;

- "FINRA" are to the Financial Industry Regulatory Authority;

- "GAAP" are to the accounting principles generally accepted in the United States of America;

- "IFRS" are to the International Financial Reporting Standards, as issued by the International Accounting Standards Board;

- "initial public offering" or "IPO" are to the initial public offering that was consummated by the Company on November 8, 2021;

- "initial stockholders" are to our stockholders prior to our initial public offering (excluding EarlyBirdCapital);

- "Investment Company Act" are to the Investment Company Act of 1940, as amended;

- "IPO Registration Statement" are to the Registration Statement on Form S-1 initially filed with the SEC on March 11, 2021, and declared effective on November 3, 2021 (File No. 333-254182), as amended;

- "JOBS Act" are to the Jumpstart Our Business Startups Act of 2012;

- "leadership" or our "leadership team" are to our officers and directors;

- "Marcum" are to Marcum LLP, our independent registered public accounting firm;

- "Merger Sub" are to Project Wolf Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (as defined below);

- "Nasdaq" are to the Nasdaq Global Market;

- "Note" are to that certain unsecured promissory note, dated November 19, 2020, issued by the Company to the sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $150,000;

- "PCAOB" are to the Public Company Accounting Oversight Board (United States);

- "private placement shares" are to the sale of 770,000 shares sold to the sponsor (as defined below) and Cantor at a purchase price of $10.00 per private share;

- "PubCo" are to Critical Metals Corp., a business company incorporated in the British Virgin Islands;

- "public shares" are to shares of our common stock sold as part of the units in our initial public offering (whether they were purchased in our initial public offering or thereafter in the open market);

- "public stockholders" are to the holders of our public shares, including our sponsor, officers and directors to the extent they purchased public shares, provided that their status as "public stockholders" shall only exist with respect to such public shares;

- "public warrants" are to the redeemable warrants sold as part of the units in our initial public offering (whether they were subscribed for in our initial public offering or purchased in the open market);

- "Report" are to this Annual Report on Form 10-K for the fiscal year ended December 31, 2022;

- "Sarbanes-Oxley Act" are to the Sarbanes-Oxley Act of 2002;

- "SEC" are to the U.S. Securities and Exchange Commission;

- "Securities Act" are to the Securities Act of 1933, as amended;

- "sponsor" are to VO Sponsor LLC, a Delaware limited liability company affiliated with our officers and directors;

- "trust account" are to the U.S.-based trust account in which an amount of $158,100,000 from the net proceeds of the sale of the units (as defined below) in the initial public offering and private placement shares was placed following the closing of the initial public offering;

- "units" are to the units sold in our initial public offering, which consist of one public share and one-half of one public warrant; and

- "working capital loans" are to funds that, in order to provide working capital or financial transaction costs in connection with a business combination, the initial stockholders or an affiliate of the initial stockholders or certain of the Company's directors and officers may, but are not obligated to, loan the Company.

PART I

Item 1.   Business.

Overview

We are a Delaware blank check company incorporated in October 2020 whose business purpose is to effect our initial business combination.

While we may pursue an initial business combination opportunity in any business, industry, sector or geographical location, we are currently focusing on the restaurant, hospitality, food and beverage, retail, consumer, food and food related technology and real estate industries such as "proptech," including sectors that service or are connected to these industries in the United States and other developed countries. These industries complement our leadership team's extensive background and we are capitalizing on the ability of our leadership team to identify and acquire a target business in such sectors.

We are focusing our initial business combination efforts, such as the EUR Business Combination, on targets that (i) have strong brand and business fundamentals; (ii) may have been adversely affected by COVID-related shutdowns, but have a definable path forward; (iii) will benefit from our leadership team's expertise in creating, building, marketing, distributing, leading and monetizing brands and products; (iv) will likely benefit from enhanced data gathering to support cross-channel distribution; and (v) can serve as a platform company to make future bolt-on acquisitions.

Initial Public Offering

On November 8, 2021, we consummated our initial public offering of 15,500,000 units. Each unit consists of one share of common stock, and one-half of one redeemable warrant of the Company, with each warrant entitling the holder thereof to purchase one share of common stock for $11.50 per whole share. The units were sold at a price of $10.00 per unit, generating gross proceeds to the Company of $155,000,000.

Simultaneously with the closing of the initial public offering, we completed the private sale of an aggregate of 770,000 shares to our sponsor at a purchase price of $10.00 per private placement share, generating gross proceeds of $7,700,000.

A total of $158,100,000, comprised of $152,805,604 of the proceeds from the initial public offering and $5,294,396 of the proceeds of the sale of the private placement shares was placed in the trust account maintained by Continental, acting as trustee.

Our management team is led by Steve Salis, our Chairman of the Board of Directors and Chief Executive Officer, and Jamie Karson, our Non-Executive Vice-Chairman of the Board of Directors. We must complete our initial business combination by August 8, 2023, which is the end of the Combination Period. If our initial business combination is not consummated by August 8, 2023, then our existence will terminate, and we will distribute all amounts in the trust account.

EUR Business Combination

On October 24, 2022, the Company, entered into the EUR Merger Agreement. Capitalized terms not defined but otherwise used in the following description have the meanings ascribed to them in the EUR Merger Agreement.

Subject to its terms and conditions, the EUR Merger Agreement provides that the Company and ELAT will become wholly-owned subsidiaries of PubCo, a newly formed holding company. Pursuant to the EUR Merger Agreement, at the Closing, (a) Pubco will acquire all of the issued and outstanding capital shares of ELAT from EUR in exchange for Pubco Ordinary Shares, and any shares EUR holds in Pubco shall be surrendered for no consideration, such that ELAT becomes a wholly owned subsidiary of Pubco and EUR becomes a shareholder of Pubco, which we refer to as the Share Exchange; and immediately thereafter (b) Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and wholly owned subsidiary of Pubco.

Merger Consideration

Subject to the terms and conditions set forth in the EUR Merger Agreement, in connection with the Effective Time of the Business Combination:

(i)   each of the outstanding shares of the Company's common stock will be exchanged for the right to receive one Pubco Ordinary Share (and following such exchange the share of the Company's common stock will be cancelled);

(ii) each of the Company's warrants will be assumed by Pubco and converted into the right to receive a Pubco Warrants; and

(iii) EUR will receive Pubco Ordinary Shares in the Share Exchange, equal to the amount of shares consisting of (i) Seven Hundred Fifty Million Dollars ($750,000,000), divided by (ii) the redemption amount per share of the Company's common stock payable to the Company's stockholders in connection with the closing of the Business Combination as provided in the EUR Merger Agreement, and which we refer to as the Closing Share Consideration.

Additional Pubco Ordinary Shares will be contingently issuable to EUR, in the form of an earnout which is subject to certain terms and conditions relating to the price of Pubco Ordinary Shares, during the five year period following the consummation of the Business Combination, and which we refer to as the Earnout Shares. The Earnout Shares represent a number of Pubco Ordinary Shares equal to up to 10% of the Closing Share Consideration, and half (or 5%) are issuable if Pubco Ordinary Shares' VWAP (as defined in the EUR Merger Agreement) trade above $15 dollars per share, and the other half (or 5%) are issuable if such price for Pubco Ordinary Shares trade above $20 per share, in each case for any twenty trading days in any thirty day trading days during this period.

Representations and Warranties

The EUR Merger Agreement contains customary representations and warranties by each of the Company, ELAT, EUR, Pubco and the Merger Sub. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. "Material Adverse Effect" as used in the EUR Merger Agreement means with respect to the relevant party, subject to certain customary exceptions, any event, state of facts, condition, change, development, circumstance, occurrence or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a materially adverse effect on the business, assets, financial condition or results of operations of the Company or ELAT and its subsidiaries, as applicable, taken as a whole. Certain of the representations are subject to specified exceptions and qualifications contained in the EUR Merger Agreement or in information provided pursuant to certain disclosure schedules to the EUR Merger Agreement.

Covenants of the Parties

The EUR Merger Agreement contains certain customary covenants for transactions of this type by each of the parties during the period between the signing of the EUR Merger Agreement and the earlier of the Closing or the termination of the EUR Merger Agreement in accordance with its terms.

ELAT and EUR also agreed to cooperate in good faith and use reasonable best efforts to obtain any consents required and to transfer certain contracts from EUR to ELAT to enter into a new contract with the applicable counterparty on substantially identical terms to such contracts.

EUR agreed that its board of directors will not withhold, withdraw or modify its recommendation that ELAT's stockholders vote in favor of the approval of the EUR Merger Agreement and the Business Combination and other matters relating thereto unless the ELAT's board of directors determines in good faith, after consultation with its legal and financial advisors, that it is required to do so in order to comply with its fiduciary duties under applicable law (and then only subject to certain requirements).

The parties also agreed to ensure Pubco's board of directors immediately after the Closing consists of five directors, a majority of which will be independent under the requirements of the Nasdaq Global Market ("Nasdaq") (i) with ELAT being entitled to nominate and appoint four directors (of which at least two will qualify as independent under the requirements of Nasdaq and be eligible to serve on an audit committee) and (ii) with the Company being entitled to nominate and appoint one member to be reasonably approved by ELAT (such member being qualified as independent and being eligible to serve on an audit committee).

The parties further agreed that prior to the Closing, Pubco will approve and adopt, subject to the Company's stockholder approval, (i) an incentive equity plan (the "Incentive Equity Plan"), and (ii) an employee stock purchase plan (the "ESPP"), in each case effective as of one business day prior to the Closing Date. The Incentive Equity Plan will have an initial share reserve ranging from 5% to 10% of the outstanding number of Pubco Ordinary Shares immediately following the Closing, plus an annual "evergreen" increase, which in each case will be based upon benchmarking against peer companies in consultation with an independent outside compensation advisor. The ESPP will have an initial share reserve of no more than 2% of the outstanding number of Pubco Ordinary Shares immediately following the Closing and an annual "evergreen" increase based upon benchmarking against peer companies in consultation with an independent outside compensation advisor.

The Company, EUR and Pubco also agreed to jointly prepare, and Pubco will file with the SEC, the EUR Registration Statement with respect to the Pubco Ordinary Shares that constitute Merger Consideration and the Pubco warrants. The EUR Registration Statement will include a proxy statement/prospectus for the purpose of soliciting proxies from the Company's stockholders for the matters relating to the Business Combination to be acted on at the special meeting of the Company's stockholders and providing such stockholders with an opportunity to participate in the Redemption. EUR agreed to prepare (with the Company's reasonable cooperation) and file with the ASX (at the sole cost and expense of EUR) the circular to be provided to the shareholders of EUR relating to the EUR Shareholders' Meeting.

Survival and Indemnification

None of the representations and warranties of the parties to the EUR Merger Agreement will survive the Closing, and no claim for indemnification may be made with respect thereto after the Closing.

None of the covenants and agreements of the parties contained in the EUR Merger Agreement will survive the Closing, and no claim for indemnification may be made with respect thereto after the Closing, except that those covenants and agreements that by their terms are required to be performed in whole or in part after the Closing will survive the Closing and continue until fully performed in accordance with their terms.

Conditions to Closing

The EUR Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived by all of the parties): (i) approval of the shareholders of EUR and the Company's stockholders of the Business Combination and the other matters requiring shareholder approval; (ii) any required approvals of governmental authorities and completion of any antitrust expiration periods; (iii) no law or order preventing the Business Combination; (iv) approval of Pubco's Nasdaq listing application; (v) the EUR Registration Statement having become effective in accordance with the Securities Act, without any stop order or proceeding seeking such a stop order threatened or initiated by the SEC which remains pending; (vi) the satisfaction of the $5,000,001 minimum net tangible asset test by the Company or Pubco; (vii) appointment of directors to the Pubco Board as contemplated under the EUR Merger Agreement; (viii) adoption of the Amended and Restated Memorandum and Articles of Association of Pubco by the shareholders of Pubco; and (ix) Pubco qualifying as a "foreign private issuer" pursuant to rule 3b-4 of the Exchange Act as of the Closing.

In addition, unless waived by EUR, the obligations of ELAT, EUR, PubCo and Merger Sub to consummate the Transactions are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by the Company of customary certificates and other Closing deliverables: (i) the representations and warranties of the Company being true and correct as of the date of the EUR Merger Agreement and as of the Closing (subject to a qualifier as to material adverse effect, other than with respect to specified fundamental representations and warranties), except that a representation and warranty relating to absence of certain changes and events is required to be true and correct only as of the date of the EUR Merger Agreement; (ii) the Company having performed all agreements and covenants required by the EUR Merger Agreement and the Sponsor Support Agreement required to be performed by it at or prior to the Closing Date, in each case in all material respects; (iii) no change, event state of facts, development or occurrence shall have occurred since the date of the EUR Merger Agreement, that individually or in the aggregate with all other change, events, state of facts, developments or occurrences, has had or would reasonably be expected to have a Company material adverse effect (as defined in the EUR Merger Agreement) that is continuing; (iv) the Sponsor Support Agreement being in full force and effect; (v) the Company having upon the Closing cash and cash equivalents (including funds remaining in the Trust Account after completion and payment of the Redemption and the proceeds of any private placement financing), before payment of transaction expenses, at least equal to $40,000,000, which we refer to as the Minimum Cash Condition; and (vi) EUR having obtained a written confirmation or ruling from the Australian Taxation Office confirming that the sale of all of the Ordinary Shares of ELAT on the terms contemplated by the EUR Merger Agreement will satisfy the requirements for capital gains tax rollover relief under the Income Tax Assessment Act 1997 (Cth) and for all other purposes.

Unless waived by the Company, the obligations of the Company to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by ELAT and Merger Sub of customary certificates and other Closing deliverables: (i) the representations and warranties of ELAT, EUR, Pubco and Merger Sub being true and correct as of the date of the EUR Merger Agreement and as of the Closing (subject to a qualifier as to material adverse effect, other than with respect to specified fundamental representations and warranties), except that a representation and warranty relating to an absence of an ELAT material adverse effect (as defined in the EUR Merger Agreement) and absence of certain changes and events in each case is required to be true and correct only as of the date of the EUR Merger Agreement; (ii) ELAT, PubCo, Merger Sub and EUR having performed all agreements and covenants required by the EUR Merger Agreement required to be performed by it at or prior to the Closing Date, in each case in all material respects; (iii) no change, event state of facts, development or occurrence shall have occurred since the date of the EUR Merger Agreement, that individually or in the aggregate with all other change, events, state of facts, developments or occurrences, has had or would reasonably be expected to have an ELAT material adverse effect (as defined in the EUR Merger Agreement) that is continuing; and (iv) each of the Investors Agreement, Lock-Up Agreement and Registration Rights Agreement shall be in full force and effect as of the Closing.

Termination

The EUR Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of the Company and ELAT; (ii) by written notice by either the Company or ELAT if the Closing has not occurred on or prior to May 3, 2023 (the "Outside Date"), other than by a party whose action or failure to act constitutes a material breach of the EUR Merger Agreement and has been a principal cause of the failure of the Business Combination to occur; (iii) by either the Company or ELAT in the event of the other party's uncured breach of a representation, warranty covenant or agreement in the EUR Merger Agreement (or with respect to the Company, a breach by the Company or Sponsor of the Sponsor Support Agreement), if such breach would result in the failure of the related closing condition of that party in the EUR Merger Agreement, following 30 days written notice to the other party of that party's breach, which breach remains uncured, or following the Outside Date if the other party exercised reasonable best efforts to cure such breach, other than by a party whose action or failure to act resulted in a breach of the applicable closing condition; (iv) by either the Company or ELAT, if the Company holds the Special Meeting (including any postponement or adjournment of the meeting) in which a vote is taken and the required approvals of the Company's stockholders relating to the EUR Merger Agreement and Business Combination are not obtained in accordance with applicable law and the Company's organizational documents; (v) by ELAT, if the Company's Board has changed or fail to make as applicable its approval of the EUR Merger Agreement and Business Combination or its resolution to recommend to the Company's stockholders to vote at a special meeting in favor of the adoption of the EUR Merger Agreement in accordance with the DGCL; (vi) by EUR, in order to substantially concurrently enter into a definitive agreement with respect to a superior proposal, if EUR has paid to the Company the Expense Reimbursement; (vii) by the Company, prior to the approval of EUR shareholders of the EUR Merger Agreement and the Business Combination, if (A) there has occurred a EUR Adverse Recommendation Change, or (B) at any time after a EUR Competing Proposal has been publicly proposed or publicly announced the board of directors of EUR has failed to publicly affirm the EUR Board Recommendation within 10 business days (after one written request by the Company relating to any proposal or publicly disclosed material amendment to such proposal), provided that the Company has exercised this termination right within 10 business days after being entitled to do so under this section; (ix) by the Company, if ELAT has not delivered audited financials, for the years ended June 30, 2021 and 2022, on or prior to December 31, 2022 (unless the Company has not exercised this termination right and ELAT delivers such audited financials); (x) by ELAT, if the Minimum Cash Condition is not anticipated to be met, as reasonably determined by ELAT following the conclusion of an extension meeting to extend the time period for the Company to consummate a business combination; or (x) by the Company, if an ELAT material adverse effect (as defined in the EUR Merger Agreement) following the date of the EUR Merger Agreement is uncured and continuing for at least 30 days.

If the EUR Merger Agreement is terminated, all further obligations of the parties under the EUR Merger Agreement (except for certain obligations related to publicity, confidentiality and access to information, waiver of claims against the Trust Account, transaction litigation, termination and related fees and general provisions) will terminate, and no party to the EUR Merger Agreement will have any further liability to any other party thereto except for liability for willful breach.

If the Company terminates the EUR Merger Agreement because of an EUR Adverse Recommendation Change (as defined above) or EUR terminates as a result of a superior proposal, in each case, ELAT will pay the Company $5 million as expense reimbursement, which we refer to as the Expense Reimbursement Fee. If the Merger Agreement is terminated when an EUR Competing Proposal has been publicly announced or disclosed and not abandoned, and EUR enters into a definitive agreement relating to such EUR Competing Proposal within twelve months of such termination, then EUR will pay the Company the Expense Reimbursement Fee.

Trust Account Waiver

ELAT and EUR each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Company's trust account (including any distributions therefrom) held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom to Company's public stockholders).

A copy of the EUR Merger Agreement is filed with this Report as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the EUR Merger Agreement is qualified in its entirety by reference thereto.

First Amendment to the EUR Merger Agreement

On January 4, 2023, the parties to EUR Merger Agreement entered into the First Amendment which provided that the Company would pay the fee of EUR to the Australian Stock Exchange, as well as the anti-trust and regulatory filing fees incurred prior to the Closing and other fees payable to the SEC, Nasdaq and governmental entities, in each case in connection with the Business Combination. This amendment further provided that, in the event of the consummation of the Business Combination, EUR would be reimbursed by Pubco for ELAT transaction expenses, and clarified that Pubco would be responsible for the Company's transaction expenses and ELAT transaction expenses (in each case as defined in the EUR Merger Agreement) incurred or paid prior to Closing upon consummation of the Business Combination.

Additional EUR Agreements

Sponsor Support Agreement

Simultaneously with the execution of the EUR Merger Agreement, ELAT, the Company and our sponsor, entered into a Sponsor Support Agreement (the "Sponsor Support Agreement") pursuant to which our sponsor agreed to support the EUR Business Combination and to vote all of its Company common stock (and any other Company securities owned or acquired by the sponsor) in favor of the EUR Merger Agreement and the EUR Business Combination. The sponsor also agreed to take certain other actions in support of the EUR Merger Agreement and the EUR Business Combination and to refrain from taking such actions that would adversely impede the ability of the parties to perform the EUR Merger Agreement. The Sponsor Support Agreement also prevents transfers of Company securities held by the sponsor between the date of the Sponsor Support Agreement and the date of the Closing or earlier termination of the EUR Merger Agreement unless the transferee executes a joinder to the Sponsor Support Agreement. The Sponsor also agreed to surrender 2,049,250 shares of Company Common Stock to the Company for no consideration immediately prior to Closing.

A copy of the Sponsor Support Agreement is filed as Exhibit 10.9 to this Report and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreement

Simultaneously with the execution of the EUR Merger Agreement, EUR, Pubco and the Sponsor, entered into a Lock-Up Agreement (the "Lock-Up Agreement"). Pursuant to the Lock-Up Agreement, the Sponsor and EUR agreed not to, during the period commencing from the Closing and ending 180 days after the date of the Closing: (A) sell, publicly offer to sell, enter into a contract or agreement to sell, hypothecation or pledge of, grant of any option to purchase or otherwise disposition of or agreement to dispose of, in each case, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, any security, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B), any Lock-up Shares (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement). "Lock-up Shares" means (a) with respect to EUR or each of its permitted transferees, the Pubco Ordinary Shares (i) received by EUR as Closing Share Consideration and (ii) received by EUR as Earnout Consideration and (b) with respect to the Sponsor, (i) the Pubco Ordinary Shares it receives as Merger Consideration with respect to the shares of Company common stock that the Sponsor held immediately prior to the Effective Time and (ii) any Pubco Ordinary Shares issued to the Sponsor in connection with the exercise or settlement of any Company warrant or Pubco warrant.

A copy of the Lock-Up Agreement is filed as Exhibit 10.10 to this Report and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference thereto.

Investors Agreement

The EUR Merger Agreement provides that, at or before the Closing, and effective as of the Closing, PubCo and EUR will enter into an Investors Agreement (the "Investors Agreement"), pursuant to which EUR will continue to be entitled to nominate and appoint certain numbers of directors depending on its percentage ownership of PubCo Shares.

A copy of the form of Investors Agreement is filed as Exhibit 10.11 to this Report and is incorporated herein by reference, and the foregoing description of the form of Investors Agreement is qualified in its entirety by reference thereto.

Registration Rights Agreement

Simultaneously with the Closing, each of PubCo, the Company, the sponsor and EUR, together with certain other persons listed on the signature pages thereto, will enter into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which, upon completion of the EUR Business Combination, PubCo will grant certain registration rights to EUR, sponsor and certain other holders of PubCo Shares.

A copy of the Form of Registration Rights Agreement is filed as Exhibit 10.12 to this Report and is incorporated herein by reference, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference thereto.

Warrant Assignment, Assumption and Amendment Agreement

In connection with the Closing, PubCo, the Company and Continental, as warrant agent, will enter into the Warrant Assignment, Assumption and Amendment Agreement (the "Assumed Warrant Agreement"), which will amend that certain Warrant Agreement (the "Original Warrant Agreement"), dated as of November 3, 2021, and filed with the SEC on November 8, 2021, by and between the Company and Continental, which Original Warrant Agreement governs all of the Warrants issued by the Company. Pursuant to the Assumed Warrant Agreement, the Company will assign to PubCo all of the Company's right, title and interest in and to the Original Warrant Agreement and PubCo will assume, and agree to pay, perform, satisfy and discharge in full, as the same become due, all of the Company's liabilities and obligations under the Original Warrant Agreement, as amended. As a result, each public warrant will automatically cease to represent a right to be exercised into shares of the Company stock and will instead represent a right to be exercised into PubCo Shares pursuant to the terms and conditions of the Original Warrant Agreement, as amended.

A copy of the form of Warrant Assignment, Assumption and Amendment Agreement is filed as Exhibit 10.13 to this Report and is incorporated herein by reference, and the foregoing description of the form of Warrant Assignment, Assumption and Amendment Agreement is qualified in its entirety by reference thereto.

Other than as specifically discussed, this Report does not assume the Closing of the EUR Business Combination.

Extension Amendment and Redemptions

On February 1, 2023, we held a special meeting of stockholders and approved, among other things, the Extension Amendment, which extended the date by which we must consummate a business combination from February 8, 2023 to August 8, 2023 (or such earlier date as determined by the board). In connection with the Extension Amendment, shareholders holding 11,076,703 shares of common stock exercised their right to redeem such shares for a pro rata portion of the trust account. We paid cash in the aggregate amount of $114.3 million, or approximately $10.32 per share to redeeming shareholders in the Extension Redemptions. For each one-month extension our sponsor will deposit in the trust account a Contribution of $200,000 in the aggregate for shares of common stock not redeemed in connection with the Extension Amendment. The first Contribution was made on February 6, 2023 and subsequent Contributions are payable monthly through the Company's extension date in August 2023 (if we fully extend the term we have to complete our initial business combination). Our board has the sole discretion whether to continue extending for additional calendar months until August 8, 2023, the end of the Combination Period.

Industry Opportunity

While we may acquire a business in any industry, such as the EUR Business Combination, our focus was in the restaurant, retail, consumer, tech, real estate, and hospitality industries. The leadership team has had demonstrable success over a period of years creating, buying and managing businesses in these industries. The leadership team has demonstrated an ability to spot undervalued assets in one or more of these industries. We also believe that businesses in these industries represent opportunities for growth and consolidation over the next 12-24 month period. Sales by businesses in these industries have been materially and adversely affected by COVID. While we expect overall rents to decrease as a percentage of sales, this will be offset by increased labor and increased operating costs due to high third-party delivery costs which represents a larger portion of the typical revenue mix. Revenue choppiness combined with increased costs will result in a number of companies and their owners weighing their strategic alternatives.

Acquisition Criteria

Consistent with our strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective target businesses. We use these criteria and guidelines in evaluating acquisition opportunities, including the EUR Business Combination, but we may decide to enter into our initial business combination with a target business that meets some, but not all of these criteria and guidelines.

- **Large Market Opportunity.** We are seeking to acquire one or more businesses that operate in large addressable markets. We believe operating in these market segments will create the opportunity for significant growth, including those with embedded or underexploited growth opportunities and those that may benefit from synergistic bolt-on acquisitions, new product markets and geographies, increased production capacity, expense reduction and increased operating leverage.

- **Strong Potential Competitive Position.** We are focusing on acquisition targets that have the potential to develop a leading, growing or significant niche market position in their respective industries and that can form the foundation to add additional companies in the future. We are analyzing the strengths and weaknesses of target businesses relative to their competitors. We are seeking to acquire one or more businesses that we believe have the ability to demonstrate advantages such as improvements to quality of care or significant measurable cost savings when compared to their competitors, which may help to develop and increase their market position and profitability.

- **Experienced Management Team.** We are seeking to acquire one or more businesses with a complete and experienced management team that provides a platform for us to further develop the acquired company. We are seeking to partner with a potential target's management team and expect that the operating and financial abilities of our leadership team will complement the acquired company's existing capabilities.

- **Benefit from Being a Public Company.** We intend to acquire one or more businesses that will benefit from being publicly traded and can effectively utilize the broader access to capital and the public profile that are associated with being a publicly traded company.

- **Strong Cash Flow.** We are focusing on targets with cash flow metrics equal to or exceeding its public company competitors and which demonstrate a clear path to gaining market share and profitable growth.

- **Opportunity For Broader Consolidation.** We are focusing on companies in underpenetrated market segments and distribution channels and present expansion opportunities for their existing brands. We are seeking to obtain high-level efficiencies for back-office, including but not limited to purchasing, HR, accounting and finance and construction management.

- **Strong Millennial/Gen Z Consumers Base; Use of Data.** We believe that target companies with a core base of millennial and Gen Z consumers attract consumers of all different age groups. We believe that once the millennial and Gen Z consumer develops brand loyalty they will market the concept or product through social media platforms thus creating brand buzz on a cost efficient basis. We also believe that the use of data in consumer-facing businesses is becoming increasing important. We intend to find a suitable target where data collection around consumer preferences could potentially result in increased guest frequency, higher per person check averages and ultimately, higher revenues.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that from time to time our leadership may deem relevant.

Effecting a Business Combination

We will either (1) seek stockholder approval of our initial business combination, such as the EUR Business Combination, at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), in each case subject to the limitations described herein. The decision as to whether we will seek stockholder approval of our proposed business combination or allow stockholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek stockholder approval. If we decide to allow stockholders to sell their shares to us in a tender offer, we will file tender offer documents with the SEC that will contain substantially the same financial and other information about the initial business combination as is required under the SEC's proxy rules. We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 immediately prior to or upon consummation of such business combination and, if we seek stockholder approval, unless otherwise required by applicable law, regulation or stock exchange rules, a majority of the outstanding shares of common stock voted are voted in favor of the business combination. We have no specified maximum percentage threshold for conversions in our amended and restated certificate of incorporation and even those public stockholders who vote in favor of our initial business combination have the right to convert their public shares. As a result, this may make it easier for us to consummate our initial business combination.

We will have until August 8, 2023 to consummate an initial business combination. If we are unable to consummate an initial business combination within such time period, we will redeem 100% of our outstanding public shares for a pro rata portion of the funds held in the trust account, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our tax obligations, divided by the number of then outstanding public shares, subject to applicable law and as further described herein, and then seek to dissolve and liquidate. We expect the pro rata redemption price to be approximately $10.20 per share of common stock, without taking into account any interest earned on such funds. However, we cannot assure you that we will in fact be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders.

Fair Market Value of Target Business

Nasdaq listing rules require that the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding deferred underwriting commissions and taxes payable) at the time of the execution of a definitive agreement for our initial business combination. Based on the valuation analysis of our management and board of directors, we have determined that the fair market value of EUR was substantially in excess of 80% of the funds in the trust account and that the 80% test was therefore satisfied. Notwithstanding the foregoing, if we are not then listed on Nasdaq for whatever reason, we would no longer be required to meet the foregoing 80% fair market value test.

We currently anticipate structuring a business combination to acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination where we merge directly with the target business or a newly formed subsidiary or where we acquire less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or stockholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we could acquire a 100% controlling interest in the target; however, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of trust account balance test.

The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). The proxy solicitation materials or tender offer documents used by us in connection with any proposed transaction will provide public stockholders with our analysis of the fair market value of the target business, as well as the basis for our determinations. If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm, or another independent entity that commonly renders valuation opinions, with respect to the satisfaction of such criteria. We will not be required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target business complies with the 80% threshold. Based on the valuation analysis of our leadership and board of directors, we have determined that the fair market value of EUR was substantially in excess of 80% of the funds in the trust account and that the 80% test was therefore satisfied.

Lack of Business Diversification

We may seek to effect a business combination with more than one target business, although we expect to complete our business combination with just one business, such as EUR. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business operation. Unlike other entities which may have the resources to complete several business combinations of entities operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business combination with only a single entity, our lack of diversification may:

- subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business combination, and

- result in our dependency upon the performance of a single operating business or the development or market acceptance of a single or limited number of products, processes or services.

If we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business.

Limited Ability to Evaluate the Target Business' Management

Although we scrutinize the management of a prospective target business, including the management team of EUR, when evaluating the desirability of effecting a business combination, and plan to continue to do so if the EUR Business Combination is not consummated and we seek other business combination opportunities, we cannot assure you that our assessment of the target business' management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following a business combination cannot presently be stated with any certainty. While it is possible that some of our key personnel will remain associated in senior management or advisory positions with us following a business combination, it is unlikely that they will devote their full-time efforts to our affairs subsequent to a business combination. Moreover, they would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for them to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. While the personal and financial interests of our key personnel may influence their motivation in identifying and selecting a target business, their ability to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. Additionally, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that any such additional managers we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Stockholders May Not Have the Ability to Approve an Initial Business Combination

In connection with any proposed business combination, including the EUR Business Combination, we will either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), in each case subject to the limitations described herein. The decision as to whether we will seek stockholder approval of a proposed business combination or will allow stockholders to sell their shares to us in a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek stockholder approval. If we determine to engage in a tender offer, such tender offer will be structured so that each stockholder may tender all of his, her or its shares rather than some pro rata portion of his, her or its shares. In that case, we will file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination as is required under the SEC's proxy rules. Whether we seek stockholder approval or engage in a tender offer, we will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 immediately prior to or upon consummation of such business combination and, if we seek stockholder approval, unless otherwise required by applicable law, regulation or stock exchange rules, a majority of the outstanding shares of common stock voted are voted in favor of the business combination. We have no specified maximum percentage threshold for redemptions in our amended and restated certificate of incorporation and even those public stockholders who vote in favor of our initial business combination have the right to redeem their public shares. As a result, this may make it easier for us to consummate our initial business combination.

We chose our net tangible asset threshold of $5,000,001 to ensure that we would avoid being subject to Rule 419 promulgated under the Securities Act. However, if we seek to consummate an initial business combination with a target business that imposes any type of working capital closing condition or requires us to have a minimum amount of funds available from the trust account upon consummation of such initial business combination, we may need to have more than $5,000,001 in net tangible assets immediately prior to or upon consummation and this may force us to seek third party financing which may not be available on terms acceptable to us or at all. As a result, we may not be able to consummate such initial business combination and we may not be able to locate another suitable target within the applicable time period, if at all. Public stockholders may therefore have to wait until August 8, 2023 in order to be able to receive a pro rata share of the trust account.

Our sponsor, officers and directors have agreed (1) to vote any shares of common stock owned by them in favor of any proposed business combination, (2) not to convert any shares of common stock in connection with a stockholder vote to approve a proposed initial business combination and (3) not sell any shares of common stock in any tender in connection with a proposed initial business combination.

None of our officers, directors, sponsor, or their affiliates has purchased units or shares of common stock in our initial public offering, or has since indicated any intention to do so from persons in the open market or in private transactions. However, if we hold a meeting to approve a proposed business combination and a significant number of stockholders vote, or indicate an intention to vote, against such proposed business combination or that they wish to convert their shares, our officers, directors, sponsor, or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote and reduce the number of conversions. Notwithstanding the foregoing, our officers, directors, sponsor, and their affiliates will not make purchases of shares of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act, which are rules designed to stop potential manipulation of a company's stock.

See "EUR Business Combination" above for more information on the requisite approvals for the EUR Business Combination.

Conversion Rights

At any meeting called to approve an initial business combination, such as the EUR Business Combination, public stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, less any taxes then due but not yet paid. Alternatively, we may provide our public stockholders with the opportunity to sell their shares of our common stock to us through a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid.

Our sponsor, initial stockholders and our officers and directors will not have conversion rights with respect to any shares of common stock owned by them, directly or indirectly, whether acquired prior to our initial public offering or purchased by them in our initial public offering or in the aftermarket.

We may require public stockholders, whether they are a record holder or hold their shares in "street name," to either (i) tender their certificates to our transfer agent or (ii) deliver their shares to the transfer agent electronically using the DWAC System, at the holder's option, in each case prior to a date set forth in the proxy materials sent in connection with the proposal to approve the business combination. There is a nominal cost associated with the above-referenced delivery process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a nominal amount and it would be up to the broker whether or not to pass this cost on to the holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise conversion rights. The need to deliver shares is a requirement of exercising conversion rights regardless of the timing of when such delivery must be effectuated. However, in the event we require stockholders seeking to exercise conversion rights prior to the consummation of the proposed business combination and the proposed business combination is not consummated this may result in an increased cost to stockholders.

Any proxy solicitation materials we furnish to stockholders in connection with a vote for any proposed business combination will indicate whether we are requiring stockholders to satisfy such certification and delivery requirements. Accordingly, a stockholder would have from the time the stockholder received our proxy statement up until the vote on the proposal to approve the business combination to deliver his shares if he wishes to seek to exercise his conversion rights. This time period varies depending on the specific facts of each transaction. However, as the delivery process can be accomplished by the stockholder, whether or not he is a record holder or his shares are held in "street name," in a matter of hours by simply contacting the transfer agent or his broker and requesting delivery of his shares through the DWAC System, we believe this time period is sufficient for an average investor. However, we cannot assure you of this fact.

Any request to convert such shares once made, may be withdrawn at any time up to the vote on the proposed business combination or the expiration of the tender offer. Furthermore, if a holder of public shares delivered his certificate in connection with an election of their conversion and subsequently decides prior to the applicable date not to elect to exercise such rights, he may simply request that the transfer agent return the certificate (physically or electronically).

If the initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their conversion rights would not be entitled to convert their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any shares delivered by public holders.

See "EUR Business Combination" above for more information on any conversion rights associated with the EUR Business Combination.

Liquidation if No Business Combination

Our amended and restated certificate of incorporation, as amended, provides that we will have only the Combination Period, or until August 8, 2023, to complete an initial business combination, such as the EUR Business Combination. If we have not completed the EUR Business Combination or another initial business combination by such date, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including any interest not previously released to us but net of taxes payable, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Leadership believes that this condition raises substantial doubt about our ability to continue as a going concern.

Our sponsor, officers and directors have agreed that they will not propose any amendment to our amended and restated certificate of incorporation that would affect our public stockholders' ability to convert or sell their shares to us in connection with a business combination as described herein or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination within the Combination Period unless we provide our public stockholders with the opportunity to convert their shares of common stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest not previously released to us but net of franchise and income taxes payable, divided by the number of then outstanding public shares. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsor, executive officers, directors or any other person.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete the EUR Business Combination, or another initial business combination within the Combination Period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. It is our intention to redeem our public shares as soon as reasonably possible following the end of the Combination Period, and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

Because we will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent ten years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

We are required to seek to have all third parties (including any vendors or other entities we engage after our initial public offering) and any prospective target businesses enter into agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, Marcum, our independent registered public accounting firm, and the underwriters of our initial public offering, will not execute agreements with us waiving such claims to the monies held in the trust account. Furthermore, there is no guarantee that other vendors, service providers and prospective target businesses will execute such agreements. Nor is there any guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. Our sponsor has agreed that it will be liable to ensure that the proceeds in the trust account are not reduced below $10.20 per share by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but we cannot assure you that it will be able to satisfy its indemnification obligations if it is required to do so. We have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor's only assets are securities of our company. Therefore, we believe it is unlikely that our sponsor will be able to satisfy its indemnification obligations if it is required to do so. Additionally, the agreement our sponsor entered into specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims for indemnification by the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. As a result, if we liquidate, the per-share distribution from the trust account could be less than $10.20 due to claims or potential claims of creditors.

We anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after the end of the Combination Period and anticipate it will take no more than 10 business days to effectuate such distribution. The holders of the founder shares have waived their rights to participate in any liquidation distribution from the trust account with respect to such shares. There will be no distribution from the trust account with respect to our warrants, which will expire worthless. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account.

If we are unable to complete an initial business combination and expend all of the net proceeds of our initial public offering and the sale of the private shares, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption price would be approximately $10.20. As discussed above, the proceeds deposited in the trust account could become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete a business combination within the required time period, if the stockholders seek to have us convert or purchase their respective shares upon a business combination which is actually completed by us or upon certain amendments to our amended and restated certificate of incorporation prior to consummating an initial business combination. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public stockholders at least $10.20 per share.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders promptly after the end of the Combination Period, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation contains certain requirements and restrictions relating to our initial public offering that will apply to us until the consummation of our initial business combination. These provisions cannot be amended without the approval of a majority of our stockholders. If we seek to amend any provisions of our amended and restated certificate of incorporation that would affect our public stockholders' ability to convert or sell their shares to us in connection with a business combination as described herein or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination by the end of the Combination Period, we will provide dissenting public stockholders with the opportunity to convert their public shares in connection with any such vote. This conversion right shall apply in the event of the approval of any such amendment, whether proposed by our sponsor, any executive officer, director or director nominee, or any other person. Our sponsor, officers and directors have agreed to waive any conversion rights with respect to any founder shares and any public shares they may hold in connection with any vote to amend our amended and restated certificate of incorporation. Specifically, our amended and restated certificate of incorporation provides, among other things, that:

- we shall either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which stockholders may seek to convert their shares, regardless of whether they vote for or against the proposed business combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the trust account (net of taxes payable), in each case subject to the limitations described herein;

- we will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 immediately prior to or upon consummation of such business combination and, if we seek stockholder approval, unless otherwise required by applicable law, regulation or stock exchange rules, a majority of the outstanding shares of common stock voted are voted in favor of the business combination;

- if our initial business combination is not consummated by the end of the Combination Period, then we will redeem all of the outstanding public shares and thereafter liquidate and dissolve our company;

- upon the consummation of our initial public offering, approximately $158.1 million, was placed into the trust account;

- we may not consummate any other business combination, merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction prior to our initial business combination; and

- prior to our initial business combination, we may not issue additional stock that participates in any manner in the proceeds of the trust account, or that votes as a class with the common stock sold in our initial public offering on an initial business combination.

Competition

In identifying, evaluating and selecting a target business, we have and may continue to encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there may be numerous potential target businesses, such as EUR, that we could acquire with the net proceeds of our initial public offering and the sale of the private shares, our ability to compete in acquiring certain sizable target businesses may be limited by our available financial resources.

The following also may not be viewed favorably by certain target businesses:

- our obligation to seek stockholder approval of a business combination or engage in a tender offer may delay the completion of a transaction;

- our obligation to convert or repurchase shares of common stock held by our public stockholders may reduce the resources available to us for a business combination; and

- our outstanding warrants, and the potential future dilution they represent.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. Our leadership believes, however, that our status as a public entity and potential access to the United States public equity markets may give us a competitive advantage over privately held entities having a similar business objective as ours in acquiring a target business with significant growth potential on favorable terms.

If we succeed in effecting a business combination, there will be, in all likelihood, intense competition from competitors of the target business. We cannot assure you that, subsequent to a business combination, we will have the resources or ability to compete effectively.

Employees

We have two executive officers and one non-executive vice chairman of the board. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period varies based on the stage of the business combination process the company is in. Accordingly, once a suitable target business to acquire has been located, such as EUR, management may spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our affairs) than had been spent prior to locating a suitable target business. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business. We do not intend to have any full-time employees prior to the consummation of a business combination.

Periodic Reporting and Audited Financial Statements

We have registered our units, common stock and warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports, including this Report, contain financial statements audited and reported on by our independent registered public accountants.

We will provide stockholders with audited financial statements of the prospective target business as part of any proxy solicitation materials, such as the EUR Registration Statement, or tender offer documents sent to stockholders to assist them in assessing the target business. These financial statements will need to be prepared in accordance with or reconciled to GAAP or international financial reporting standards as promulgated by the International Accounting Standards Board. We cannot assure you that any particular target business identified by us as a potential acquisition candidate will have the necessary financial statements. To the extent that this requirement cannot be met, we may not be able to acquire the proposed target business.

We are not required to have our internal control procedures audited for the fiscal year ending December 31, 2022 as required by the Sarbanes-Oxley Act. A target company may also not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Item 1A.   Risk Factors.

As a smaller reporting company under Rule 12b-2 of the Exchange Act, we are not required to include risk factors in this Report. However, below is a partial list of material risks, uncertainties and other factors that could have a material effect on the Company and its operations:

- we are a blank check company with no revenue or basis to evaluate our ability to select a suitable business target;

- we may not be able to select an appropriate target business or businesses and complete our initial business combination in the prescribed time frame, including the EUR Business Combination;

- our expectations around the performance of a prospective target business or businesses, such as EUR, may not be realized;

- we may not be successful in retaining or recruiting required officers, key employees or directors following our initial business combination;

- our officers and directors may have difficulties allocating their time between the Company and other businesses and may potentially have conflicts of interest with our business or in approving our initial business combination;

- we may not be able to obtain additional financing to complete our initial business combination, including the EUR Business Combination, or reduce the number of shareholders requesting redemption;

- we may issue our shares to investors in connection with our initial business combination at a price that is less than the prevailing market price of our shares at that time;

- you may not be given the opportunity to choose the initial business target or to vote on the initial business combination;

- trust account funds may not be protected against third party claims or bankruptcy;

- an active market for our public securities' may not develop and you will have limited liquidity and trading;

- the availability to us of funds from interest income on the trust account balance may be insufficient to operate our business prior to the business combination;

- our financial performance following a business combination with an entity may be negatively affected by their lack an established record of revenue, cash flows and experienced management;

- there may be more competition to find an attractive target for an initial business combination, which could increase the costs associated with completing our initial business combination and may result in our inability to find a suitable target;

- changes in the market for directors and officers liability insurance could make it more difficult and more expensive for us to negotiate and complete an initial business combination;

- we may attempt to simultaneously complete business combinations with multiple prospective targets, in addition to or instead of EUR, which may hinder our ability to complete our initial business combination and give rise to increased costs and risks that could negatively impact our operations and profitability;

- we may engage one or more of our underwriters or one of their respective affiliates to provide additional services to us after the initial public offering, which may include acting as a financial advisor in connection with an initial business combination or as placement agent in connection with a related financing transaction. Our underwriters are entitled to receive deferred underwriting commissions that will be released from the trust account only upon a completion of an initial business combination. These financial incentives may cause them to have potential conflicts of interest in rendering any such additional services to us after the initial public offering, including, for example, in connection with the sourcing and consummation of an initial business combination;

- we may attempt to complete our initial business combination with a private company about which little information is available, which may result in a business combination with a company that is not as profitable as we suspected, if at all;

- since our initial stockholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to any public shares they may acquire during or after our initial public offering), and because our sponsor, officers and directors may profit substantially even under circumstances in which our public stockholders would experience losses in connection with their investment, a conflict of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination;

- changes in laws or regulations or how such laws or regulations are interpreted or applied, or a failure to comply with any laws or regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations;

- the value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our common stock at such time is substantially less than $10.00 per share;

- resources could be spent in researching acquisitions that are not completed, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business. If we have not completed our initial business combination within the Combination Period, our public stockholders may receive only approximately $10.00 per share, or less than such amount in certain circumstances, on the liquidation of our trust account and our warrants will expire worthless;

- in March 2022, the SEC issued proposed rules relating to certain activities of SPACs. Certain of the procedures that we, a potential business combination target, or others may determine to undertake in connection with such proposals may increase our costs and the time needed to complete our initial business combination and may constrain the circumstances under which we could complete an initial business combination. The need for compliance with such proposals may cause us to liquidate the funds in the trust account or liquidate the Company at an earlier time than we might otherwise choose;

- if we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate the Company;

- to mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we expect that we will, on or prior to the 24-month anniversary of the effective date of our IPO Registration Statement, instruct the trustee to liquidate the investments held in the trust account and instead to hold the funds in the trust account in an interest bearing demand deposit account until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of investments in the trust account, we would likely receive less interest on the funds held in the trust account, which would likely reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company;

- we may not be able to complete an initial business combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations, including the Committee on Foreign Investment in the United States;

- recent increases in inflation and interest rates in the United States and elsewhere could make it more difficult for us to consummate an initial business combination;

- if the funds held outside of our trust account are insufficient to allow us to operate until at least August 8, 2023, our ability to fund our search for a target business or businesses or complete an initial business combination may be adversely affected;

- military conflict in Ukraine or elsewhere may lead to increased price volatility for publicly traded securities, which could make it more difficult for us to consummate an initial business combination;

- a 1% U.S. federal excise tax may be imposed on us in connection with our redemptions of shares in connection with a business combination or other stockholder vote pursuant to which stockholders would have a right to submit their shares for redemption;

- we have identified a material weakness in our internal control over financial reporting as of December 31, 2022. If we are unable to maintain an effective system of our internal control over financial reporting, we will not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results;

- our independent registered public accounting firm's report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, due to liquidity shortage and necessity to cease all operations except for the purpose of liquidating if we are unable to complete an initial business combination by August 8, 2023;

- if third parties bring claims against us, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.20; and

- our search for an initial business combination, and any target business with which we ultimately consummate an initial business combination, may be materially adversely affected by the recent coronavirus (COVID-19) outbreak and other events, and the status of debt and equity markets.

For the complete list of risks relating to our operations, see the section titled "Risk Factors" contained in our (i) IPO Registration Statement, (ii) Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on April 15, 2022 and amended by Amendment No. 1 on Form 10-K/A filed on June 13, 2022, (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, as filed with the SEC on May 23, 2022, (iv) Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, as filed with the SEC on August 15, 2022; (v) Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the SEC on November 10, 2022; and (vi) Definitive Revised Proxy Statement on Schedule 14A, as filed with the SEC on January 17, 2023.

For risks relating to the EUR Business Combination and the EUR Merger Agreement, please see the registration statement and amendments filed by Critical Metals.

Item 1B.   Unresolved Staff Comments.

Not applicable.

Item 2.   Properties.

Our executive offices are located at 4201 Georgia Avenue NW, Washington DC 20011, and our telephone number is (202) 846-0300. The cost for our use of this space is included in the $10,000 per month fee we pay to an affiliate of our executive officers for office space, administrative and shared personnel support services. We consider our current office space adequate for our current operations.

Item 3.   Legal Proceedings.

To the knowledge of our management team, there is no litigation currently pending or contemplated against us, any of our officers or directors in their capacity as such or against any of our property.

Item 4.   Mine Safety Disclosures.

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.**

(a) **Market Information**

Our units, public shares and public warrants are each traded on Nasdaq under the symbols SZZLU, SZZL and SZZLW, respectively. Our units commenced public trading on November 4, 2021, and our public shares and public warrants commenced separate public trading on February 1, 2022.

(b) **Holders**

On March 27, 2023, there was one holder of record of our units, one holder of record of shares of our common stock and two holders of record of our warrants.

(c) **Dividends**

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any cash dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness in connection with our initial business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

(d) **Securities Authorized for Issuance Under Equity Compensation Plans**

None.

(e) **Recent Sales of Unregistered Securities**

None.

(f) **Use of Proceeds from the Initial Public Offering**

For a description of the use of proceeds generated in our initial public offering and private placement, see Part II, Item 5(f) of our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on April 15, 2022, and amended by Amendment No. 1 on Form 10-K/A filed with the SEC on June 13, 2022. There has been no material change in the planned use of proceeds from our initial public offering and private placement as described in the Registration Statement.

(g) **Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

None.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cautionary Note Regarding Forward-Looking Statements

All statements other than statements of historical fact included in this Report including, without limitation, statements in this section regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this Report, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to us or our management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this Report.

Overview

We are a blank check company incorporated on October 12, 2020 as a Delaware corporation and formed for the purpose of effecting a business combination with one or more businesses or entities.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Our sponsor is VO Sponsor, LLC. The IPO Registration Statement was declared effective on November 3, 2021. On November 8, 2021, the Company consummated its initial public offering of 15,500,000 units at $10.00 per unit (which included a partial exercise of the underwriters' over-allotment option), which is discussed in Note 3 of the financial statements included elsewhere in this Report and the sale of an aggregate of 770,000 shares at a price of $10.00 per private placement share in a private placement to the sponsor and Cantor that closed simultaneously with the initial public offering. On November 8, 2021, the underwriter exercised 2,000,000 of the full 2,025,000 over-allotment option available to them and forfeited the remainder. Due to the partial exercise of the over-allotment option, the initial stockholders forfeited 8,750 founder shares. Transaction costs amounted to $11,381,247 consisting of $2,700,000 of underwriting commissions, $8,150,000 of deferred underwriting fees and $531,247 of other cash offering costs.

Simultaneously with the closing of the initial public offering, we consummated the sale of an aggregate of 770,000 shares of common stock at a price of $10.00 per private placement share in a private placement to our sponsor and to Cantor, generating gross proceeds to us of $7,700,000. Of the total private placement shares sold, 722,750 shares were purchased by the sponsor and 47,250 shares were purchased by Cantor.

Following the closing of the initial public offering on November 8, 2021, $158,100,000 ($10.20 per Unit) from the net proceeds sold in the initial public offering and the proceeds of the sale of the private placement shares, was deposited in a trust account. Except with respect to interest earned on the funds held in the trust account that may be released to the Company to pay its franchise and income tax obligations (less up to $100,000 of interest to pay dissolution expenses), the proceeds from the initial public offering and the sale of the private placement shares will not be released from the trust account until the earliest of: (a) the completion of our initial business combination; (b) the redemption of any public shares properly submitted in connection with a stockholder vote to amend our certificate of incorporation: (i) to modify the substance or timing of our obligation to redeem 100% of the public shares if we do not complete the initial business combination within the Combination Period; or (ii) with respect to any other material provision relating to stockholders' rights or pre-initial business combination activity; and (c) the redemption of the public shares if we are unable to complete the initial business combination within the Combination Period, subject to applicable law.

Our management has broad discretion with respect to the specific application of the net proceeds of the initial public offering and the sale of the private placement shares, although substantially all of the net proceeds are intended to be applied generally toward consummating an initial business combination.

We will have until August 8, 2023, the end of the Combination Period, unless the Company's board of directors determines not to extend it that long, to complete an initial business combination. If we have not completed an initial business combination by such date, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including any interest not previously released to us but net of taxes payable, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

EUR Business Combination

On October 24, 2022, the Company, entered into the EU Merger Agreement. Subject to its terms and conditions, the EU Merger Agreement provides that the Company and ELAT will become wholly-owned subsidiaries of PubCo, a newly formed holding company. Pursuant to the EU Merger Agreement, at the closing of the EUR Business Combination, (a) PubCo will acquire all of the issued and outstanding capital shares and equity interests of the ELAT from EUR in exchange for ordinary shares of PubCo, and any shares EUR holds in Pubco shall be surrendered for no consideration, so that ELAT becomes a wholly-owned subsidiary of PubCo and EUR becomes a shareholder of PubCo; and immediately thereafter (b) Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and wholly-owned subsidiary of PubCo.

For a full description of the EUR Merger Agreement and the proposed EUR Business Combination, please see "Item 1. Business."

Extension Amendment and Redemptions

On February 1, 2023, we held a special meeting of stockholders and approved the Extension Amendment, which extended the date by which we must consummate a business combination from February 8, 2023 to August 8, 2023 (or such earlier date as determined by the board). In connection with the Extension Amendment, stockholders holding 11,076,703 shares of common stock exercised their right to redeem such shares for a pro rata portion of the trust account. We paid cash in the aggregate amount of $114.3 million, or approximately $10.32 per share to redeeming stockholders in the Extension Redemptions. For each one-month extension our sponsor will deposit into the trust account a Contribution of $200,000 in the aggregate for shares of common stock not redeemed in connection with the Extension Amendment. The first Contribution was made on February 6, 2023 and subsequent Contributions are payable monthly through the Company's extension date of August 8, 2023 (if we fully extend the term we have to complete our initial business combination). Our board has the sole discretion whether to continue extending for additional calendar months until August 8, 2023, the end of the Combination Period. Immediately after the Extension Redemptions, the amount in the trust account was approximately $45.6 million.

Liquidity, Capital Resources and Going Concern

As of December 31, 2022, we had $823,945 of cash in our operating bank account and a working capital deficit of $436,721 (excluding franchise and income taxes payable). As of December 31, 2021, we had $1,046,646 in cash and a working capital of $1,079,831 (excluding franchise tax payable).

Our liquidity needs up to December 31, 2022 have been satisfied through a payment from the sponsor of $25,000 for the founder shares and the loan under an unsecured promissory note from the sponsor of $150,000, which was fully drawn down as of December 31, 2022. In addition, in order to finance transaction costs in connection with an initial business combination, the Company's sponsor or an affiliate of the sponsor or certain of the Company's officers and directors may, but are not obligated to, provide the Company working capital loans. As of December 31, 2022 and December 31, 2021, there were no amounts outstanding under any working capital loans.

Based on the foregoing, management believes that we may not have sufficient working capital and borrowing capacity to meet our needs through the earlier of the consummation of an initial business combination or one year from filing the financial statements. Over this time period, we will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the initial business combination.

In addition, the Company has until August 8, 2023, the end of the Combination Period, to consummate an initial business combination. It is uncertain that we will be able to consummate an initial business combination within the Combination Period. If an initial business combination is not consummated within the Combination Period, there will be a mandatory liquidation and subsequent dissolution. As a result of the above, in connection with our assessment of going concern considerations in accordance with Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties About an Entity's Ability to Continue as a Going Concern," management has determined that the liquidity condition as well as possibility of liquidation raise substantial doubt about the Company's ability to continue as a going concern through the earlier of the liquidation deadline of August 8, 2023 and approximately one year from the date of filing. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Results of Operations

As of December 31, 2022, we had not commenced any operations. All activity for the period from October 12, 2020 (inception) through December 31, 2022 relates to our formation and the initial public offering, and since the initial public offering identifying and evaluating prospective acquisition targets for a business combination, such as the EUR Business Combination. We have neither engaged in any operations nor generated any revenues to date. We will not generate any operating revenues until after the completion of our initial business combination, at the earliest. We will generate non-operating income in the form of interest income on funds in the Trust Account. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2022, we had net loss of $253,833, which consisted of formation and operating costs of $2,222,551 and provision for income taxes of $445,313, offset by interest income on trust account of $2,414,031.

For the year ended December 31, 2021, we had net loss of $345,491, which consisted of formation and operating costs of $353,848, offset by interest income on trust account of $8,357.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities.

Administrative Services Agreement

Commencing on the date that our securities were first listed on the Nasdaq Global Market, we agreed to pay the sponsor $10,000 per month for office space, utilities and secretarial and administrative support services. Upon the earlier of the completion of the initial business combination or our liquidation, we will cease paying such monthly fees.

Registration Rights

The holders of the founder shares, private placement shares, EarlyBirdCapital's shares, and warrants that may be issued upon conversion of working capital loans (and any shares of common stock issuable upon the exercise of the warrants that may be issued upon conversion of working capital loans) will be entitled to registration rights pursuant to a registration rights agreement dated November 8, 2021, requiring us to register such securities for resale. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. Notwithstanding the foregoing, the underwriters may not exercise their demand and "piggyback" registration rights after five and seven years after the effective date of the IPO Registration Statement and may not exercise their demand rights on more than one occasion.

Underwriting Agreement

The underwriter had a 45-day option from the date of the initial public offering to purchase up to an aggregate of 2,025,000 additional units at the public offering price less the underwriting commissions to cover over-allotments, if any. On November 8, 2021, the underwriters partially exercised this option and purchased an additional 2,000,000 units and forfeited the remaining 25,000 units available.

The underwriters received a cash underwriting discount of 2.0% of the gross proceeds of the initial public offering, or $2,700,000 (which is capped at $2,700,000 with the remaining $400,000 deferred to the close of the initial business combination with the rest of the deferred underwriting discount due to the underwriters' partial over-allotment exercise). The underwriters will be entitled to a cash underwriting discount of 5.0% of the gross proceeds of the initial public offering, or $8,150,000 (inclusive of the $400,000 deferral noted above) upon consummation of the initial business combination.

Critical Accounting Policies

Offering Costs

We comply with the requirements of ASC Topic 340-10-S99-1, "Expenses of Offering" and SEC Staff Accounting Bulletin Topic 5A–"Expenses of Offering." Offering costs consist of underwriter, accounting, filing and legal expenses incurred through the balance sheet date that are directly related to the initial public offering and were charged to temporary equity and stockholders' equity (deficit) based on the underlying instruments' relative fair value upon the completion of the initial public offering. If the initial public offering had proved to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, would have been charged to operations.

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Our financial instruments are classified as either Level 1, Level 2 or Level 3. These tiers include:

- Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Common Stock Subject to Possible Redemption

We account for our shares of common stock subject to possible redemption in accordance with guidance in ASC Topic 480 "Distinguishing Liabilities from Equity." Shares of common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable shares of common stock (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, shares of common stock are classified as stockholders' equity (deficit). Our shares of common stock sold in the initial public offering feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events.

We recognize changes in redemption value immediately as they occur and adjusts the carrying value of shares of redeemable common stock to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit.

Net Loss Per Common Stock

We apply the two-class method in calculating earnings per share, with one class being the redeemable shares and one class being the non-redeemable shares. The contractual formula utilized to calculate the redemption amount approximates fair value. Changes in fair value are not considered a dividend for the purposes of the numerator in the earnings per share calculation. Net loss per common stock is computed by dividing the pro rata net loss between the redeemable common stock and the non-redeemable common stock by the weighted average number of shares of common stock outstanding for each of the periods. The calculation of diluted loss per share of common stock does not consider the effect of the warrants issued in connection with the initial public offering since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, we did not have any off-balance sheet arrangements.

Inflation

We do not believe that inflation had a material impact on our business, revenues or operating results during the period presented.

Emerging Growth Company Status

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Recent Accounting Pronouncements

Our management does not believe that there are any recently issued, but not effective, accounting standards, which, if currently adopted, would have a material effect on our financial statements.

Factors That May Adversely Affect Our Results of Operations

Our results of operations and our ability to complete an initial business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in Ukraine. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial business combination.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this Item.

Item 8.   Financial Statements and Supplementary Data.

Reference is made to pages F-1 through F-21 comprising a portion of this Report, which are incorporated herein by reference.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer (together, the "Certifying Officers"), or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Certifying Officers, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on the foregoing, our Certifying Officers concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective.

Specifically, management's determination was based on the following material weaknesses which existed as of December 31, 2022. The Company did not properly account for and classify (i) prepaid expenses, resulting in an overstatement of prepaid expenses and overstatement of non-current prepaid expense; (ii) accrued expenses, resulting in an understatement of accrued expenses and related general and administrative expenses; and (iii) deferred offering costs, resulting in an overstatement of deferred offering costs and understatement of general and administrative expenses. As disclosed in the previously filed Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2021 (the "2021 Amended Report"), as filed with the SEC on June 13, 2022, the Company has determined that payment to one of its financial advisors was inappropriately recorded in the Company's Statement of Operations for the year ended December 31, 2021, instead of appropriately recording it in the Company's Statement of Changes in Stockholders' Deficit for the same period. The impact of the misstatement was material, and the Company filed the 2021 Amended Report to reflect corrected amounts and their appropriate accounting treatment. We identified additional material weaknesses in internal controls related to recording of accruals, proper cut off procedures, remeasurement of redeemable Class A shares, completeness of disclosure of commitments and contingencies, as well as lack of management review. During the fourth quarter 2022 we identified additional material weakness over recording of the Company's income and franchise tax provision.

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In light of this material weakness described above, we have enhanced our processes to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to our financial statements including making greater use of third-party professionals with whom we consult regarding complex accounting applications. In addition, we have implemented controls around period end reporting, including completeness and accuracy of accruals and disclosure of commitments and contingencies, as well as review of the accuracy of the spreadsheets and reports. Accordingly, management believes that the financial statements included in this Annual Report on Form 10-K present fairly in all material respects our financial position, results of operations and cash flows for the period presented.

The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects. We believe our efforts will enhance our controls relating to the issues identified above, but we can offer no assurance that our controls will not require additional review and modification in the future as industry accounting practice may evolve over time.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Annual Report on Internal Controls over Financial Reporting

As required by SEC rules and regulations implementing Section 404 of the Sarbanes-Oxley Act, our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

(1)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company,

(2)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

(3)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect errors or misstatements in our financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on our assessments and those criteria, management determined that we did not maintain effective internal control over financial reporting as of December 31, 2022.

Specifically, management's determination was based on the following material weaknesses which existed as of December 31, 2022. The Company did not properly account for and classify (i) prepaid expenses, resulting in an overstatement of prepaid expenses and overstatement of non-current prepaid expense; (ii) accrued expenses, resulting in an understatement of accrued expenses and related general and administrative expenses; and (iii) deferred offering costs, resulting in an overstatement of deferred offering costs and understatement of general and administrative expenses. As disclosed in the previously filed Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2021 (the "2021 Amended Report"), as filed with the SEC on June 13, 2022, the Company has determined that payment to one of its financial advisors was inappropriately recorded in the Company's Statement of Operations for the year ended December 31, 2021, instead of appropriately recording it in the Company's Statement of Changes in Stockholders' Deficit for the same period. The impact of the misstatement was material, and the Company filed the 2021 Amended Report to reflect corrected amounts and their appropriate accounting treatment. We identified additional material weaknesses in internal controls related to recording of accruals, proper cut off procedures, remeasurement of redeemable Class A shares, completeness of disclosure of commitments and contingencies, as well as lack of management review. During the fourth quarter 2022 we identified additional material weakness over recording of the Company's income and franchise tax provision.

In light of these material weaknesses, we have enhanced our processes to identify and appropriately apply applicable accounting requirements to better evaluate and understand the nuances of the complex accounting standards that apply to our financial statements, including making greater use of third-party professionals with whom we consult regarding complex accounting applications. In addition, we have implemented controls around period end reporting, including completeness and accuracy of accruals and disclosure of commitments and contingencies, as well as review of the accuracy of the spreadsheets and reports. Even though we implemented above processes and procedures, material weaknesses identified above have not been remediated as of December 31, 2022.

This Report does not include an attestation report of our internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

Changes in Internal Control over Financial Reporting

Other than as discussed above, there have been no changes to our internal control over financial reporting during the fiscal year ended December 31, 2022, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information.

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers

As of the date of this Report, our directors and officers are as follows:

Name	Age	Title
Steve Salis	39	Chairman of the Board of Directors and Chief Executive Officer
Jamie Karson	65	Non-Executive Vice-Chairman of the Board of Directors
Daniel Lee	43	Chief Financial Officer
Karen Kelley	57	Director
Warren Thompson	63	Director
David Perlin	60	Director
Carolyn Trabuco	53	Director

The experience of our directors and executive officers is as follows:

Steve Salis has served as our Chairman and Chief Executive Officer since inception. Mr. Salis serves as the CEO of Salis Holdings, LLC, a company he founded in 2015. Salis Holdings, LLC is a privately-held multi-brand, holding company, which owns restaurants and hospitality assets in Washington D.C. and acquires brands with a high price and value correlation for sale through potentially multiple distribution channels. Prior to founding Salis Holdings, Mr. Salis co-founded &pizza in July 2011, a fast casual pizza brand which delivers individual pizzas cooked within 90 seconds, and served as its CEO from July 2011 to March 2015. As CEO, he assembled successful leadership teams, implemented business and personnel evaluation tools and communicated on a regular basis with the investment community. Additionally, since November 2016, he has served as the Chairman, President, and owner of Kramerbooks, a 44 year old bookstore in Washington D.C. which he acquired in 2017. Prior to &pizza, Mr. Salis nurtured his entrepreneurial spirit in New York City where he worked in the restaurant and hospitality space learning the business from the ground up, working with acclaimed operators, including how to evaluate key operating and acquisition metrics for restaurant and hospitality companies. Mr. Salis attended the University of New Hampshire from 2002-2004 where he studied Economics and Business Administration. Mr. Salis is well qualified to serve on our board due to his business experience and financial acumen.

Jamie Karson has served as our Non-Executive Vice Chairman since inception. Mr. Karson has served as Executive Chairman of Salis Holdings since June 2018, a multi-brand, multi-platform holding company. Mr. Karson and Mr. Salis work closely together on a day-to-day basis. Mr. Karson assists in analyzing operating performance while working with the team, on all strategic aspects of the business, including analyzing potential acquisitions and strategic partnerships. This includes negotiating strategic initiatives with capital sources such as private equity partners, family officers, credit funds and commercial banks. From 2001 to May 2008, Mr. Karson was the CEO and Chairman of the Board of Steve Madden, where he partnered with the executive team, developing and acquiring new brands and new channels of distribution, making retail store openings and closing decisions, managing shareholder communications and relationships, and oversight. Additionally, from January 2009 to January 2014, he was the founder, CEO and COO of Think Pink, LLC which owned and operated 5 branded QSR restaurants in Connecticut where his responsibilities including all hiring and firing, making all real estate decisions, financial modeling and negotiation of the sale of the Company. From August 2015 to September 2017, Mr. Karson served as the CEO and Chairman of the Board of Original Soupman (QTCQV:SOUP) where he increased annual revenues and cut monthly losses. During his tenure, the company established distribution in key supermarket chains around the country including Kroger, Publix, ShopRite, Wegmans, Stop & Shop, and Costco. SOUP filed a petition under Chapter 11 of the federal Bankruptcy Code in June 2017, which resulted in a sale of the assets of the company to an investor group as part of the formal bankruptcy auction process in October, 2017. After the sale was completed, the bankruptcy case ultimately converted into a Chapter 7. Mr. Karson left the company after the bankruptcy sale was completed in October 2017. From October 2017 to June 2018, Mr. Karson served as an independent consultant. Mr. Karson received a B.A. in Political Science from the University of North Carolina, Chapel Hill and his J.D. from New York Law School. Mr. Karson is well qualified to serve on our board due to his business experience and financial acumen.

Daniel Lee has served as our Chief Financial Officer since January 2023 and Head of Business and Corporate Development since November 2021. Since May 2018, Mr. Lee has been SVP of Business Development at Salis Holdings LLC, where he works on potential acquisitions and financings for the company. Since December 2016, Mr. Lee has been a Managing Partner at Candlelight Capital Advisors, LLC, an advisory and consulting firm providing outsourced business strategy and corporate development services for media, technology and consumer companies. Mr. Lee served as the CFO of RiskSpan, Inc. from December 2017 to April 2019 and previously as the Director of Finance from December 2016 to November 2017. At RiskSpan, Inc. he led corporate finance functions, including business planning and budgeting, financial forecasting, cash flow management, and reporting for senior leadership and private equity investors. From October 2016 to August 2016, Mr. Lee was a partner at an early-stage venture firm in Washington D.C., NextGen Venture Partners, LLC which focused on technology-enabled startups. Before NextGen, Mr. Lee was an Equity Analyst at Profit Investment Management from November 2011 to December 2012, before becoming a Senior Equity Analyst in December 2012 where he was responsible for identifying, analyzing and recommending new investment ideas for the financial, financial technology and industrial sectors, until September 2015. Mr. Lee received a B.A. in Economics from the University of Virginia.

Karen Kelley has served as one of our directors since November 2021. Currently, she is the COO of Jack's Family Restaurants, a 200+ unit southern American fast casual chain based in Birmingham, Alabama. As COO since May 2020, she is responsible for all aspects of operations including human resources and field operations leadership. She also is responsible for centralized operation support such as training and supply chain. Prior to Jack's, she served as the Chief Restaurant Operation Officer of Panera Bread from December 2018 to May 2020, responsible for operations of over 2,000 restaurants with full profit and loss responsibility. Additionally, she was the President and COO of Tatte Bakery from February 2018 to August 2018 and the President and COO of Sweetgreen from December 2013 to February 2018. She was also the president of DryBar and the COO of both Pinkberry and Jamba Juice. She has evaluated dozens of restaurant and hospitality opportunities over the past 20+ years and is highly respected throughout the industry. Ms. Kelley attended the University of Colorado for two years. Ms. Kelley is well qualified to serve on our board due to her extensive leadership and development experience in the hospitality and customer services industry.

Warren Thompson has served as one of our directors since November 2021. Currently, Mr. Thompson is President and Chairman of Thompson Hospitality Corporation, the largest minority-owned food service and facilities management company in the U.S., where he began in October 1992. Mr. Thompson has been a member of the board of directors for Compass Group North America, a foodservice and support services company, since October 1997. Additionally, Mr. Thompson has been the owner and an officer of Professional Crew Services LLC, a support services company, since April 2017. Also, since June 2017, Mr. Thompson has been the owner and an officer at Innovate Food Group LLC. Mr. Thompson has been a member of the board of directors at Duke Realty since April 2019 and of Performance Food Group Company since November 2020. Mr. Thompson received his Bachelor of Arts in Managerial Economics from Hampden-Sydney College and holds an MBA from the University of Virginia's Darden School of Business Administration. Mr. Thompson is well qualified to serve on the board due to his experience in the food and beverage industries.

David Perlin has served as one of our directors since November 2021. Currently, Mr. Perlin is a Senior VP at Shepherd Kaplan Krochuk, LLC, an SEC Registered Investment Advisor based in Boston, where he began in January 2020. From April 2016 to December 2019, he was the CEO of Pearl Investment Partners, a multi-family office investment firm and RIA, which he founded in 2016. From April 2013 to April 2016, he was SVP and a Managing Director at Goldman Sachs, in the private wealth management division. From June 2004 to December 2006, Mr. Perlin was a trader and partner at Keel Capital, a long-short equity fund. Additionally, Mr. Perlin has served as the Vice Chairman of the Board of Teach for America, a non-profit in the D.C. Region, since January 2019. Mr. Perlin received a B.S. in Accounting from New York University and an M.B.A. from New York University, Stern School of Business. Mr. Perlin is well qualified to serve on the board due to his experience as an investment advisory and wealth management experience.

Carolyn Trabuco has served as one of our directors since December 2021. Currently, Ms. Trabuco is Co-Founder and Independent Member of Public Company Board of Directors at Azul Brazilian Airline ("Azul") since April 2007, where she serves as Compensation Committee Chair and member of the ESG Committee. Mrs Trabuco is a member of the Board of Directors and Audit Committee for Sizzle Acquisition Corp, a position she has held since November 2021. Since December 2017, Ms. Trabuco has served as Founder and CEO of Thistledown Advisory

Group, LLC, a USA based strategic advisory and consulting firm. Prior to founding Thistledown, from 2009-2014 she was a portfolio manager and senior advisor at Astenbeck Capital Markets / Phibro Energy Trading LLC, with responsibility for investing in global resources and energy equities. Prior to that, from 2002-2009 Ms. Trabuco was a portfolio manager and senior equity research analyst at Pequot Capital Management where she established the firm's investment presence in global metals, mining and steel and in Brazil. Prior to that, Ms. Trabuco was a senior equity research analyst at First Union Capital Markets from 1998-2002, at Montgomery Securities from 1996-1998 and Lehman Brothers from 1995-1996. She began her equity research career at Fidelity Investments where she worked from 1991-1995. Ms. Trabuco graduated from Georgetown University with a B.A. in Art History and an M.B.A. from Sacred Heart University in Public Administration. She holds certificates in Corporate Sustainability from Yale School of Management and in Compensation Committees from Harvard Business School. Mrs. Trabuco is well qualified to serve on our board due to her business experience and financial acumen.

Strategic Advisors

Geovannie Concepcion has served as one of our strategic advisors since November 2021. Mr. Concepcion is an accomplished restaurant executive with a strong background in professional investing. Mr. Concepcion currently serves as the President and CEO of The Greene Turtle Franchising Corporation, a private equity held restaurant platform company based in the Mid-Atlantic. Previously, he served as the Chief Operating Officer of Famous Dave's of America, a publicly traded franchise concept with over 150 locations nationwide. In his role as COO, Mr. Concepcion oversaw all day-to-day operations and led a digital transformation resulting in positive same store sales comps in company owned locations for six consecutive quarters after a multiyear decline. Prior to serving as COO of Famous Dave's, Mr. Concepcion served as the VP of Development where he had primary responsibility for executing on the company's store optimization and refranchising efforts. In addition, he led the company's national efforts with third party delivery, online ordering and digital marketing. Before joining Famous Dave's, Mr. Concepcion served in various capacities with Wexford Capital LP, a registered investment advisor, in the Private Equity and Real Estate Groups as well as the Global Macro Hedge Funds from June 2009 until April 2016. Mr. Concepcion graduated from DePaul University with a B.S. in Accounting.

Rick Camac has served as one of our strategic advisors since November 2021. Since April 2018, Mr. Camac has served as the Dean of the New York Institute of Culinary Education, a leader in the culinary and hospitality industry, maintaining an active and robust alumni of supporters. Prior thereto from May 2016 to February 2017, Mr. Camac was the Vice President of Concept Development as Asthetique Hospitality, where he developed brands, built teams, and sourced locations to bring together new investments. From September 2004 to July 2016, Mr. Camac concentrated on operations, sales, brand development and talent acquisition as a Partner at Fatty Crew.

Kevin Mulcahy has served as one of our strategic advisors since March 2022. Since September 2019, Mr. Mulcahy has served as Partner and Co-Founder of MBN Brands, a consumer-focused investment firm with more than 120 current restaurants under ownership across several leading franchise brands. Prior thereto from September 2017 to September 2019, Mr. Mulcahy worked at Citadel Investment Group, where he focused on public market software investments. From July 2015 to September 2017, Mr. Mulcahy worked at Falcon Edge Capital. Mr. Mulcahy graduated from Princeton University with a A.B. in Economics and an M.B.A. from Columbia University.

Our advisors are currently (i) assisting us in sourcing and negotiating with potential business combination targets, (ii) providing their business insights when we assess potential business combination targets and (iii) upon our request, providing their business insights as we work to create additional value in the businesses that we acquire. However, they have no written advisory agreement with us. Additionally, our advisors have no other employment or compensation arrangements with us. Moreover, our advisors are not under any fiduciary obligations to us nor will they perform board or committee functions, nor will they have any voting or decision-making capacity on our behalf. They will also not be required to devote any specific amount of time to our efforts. Accordingly, if any of our advisors becomes aware of a business combination opportunity which is suitable for any of the entities to which he or she has fiduciary or contractual obligations, he or she will honor their fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We may modify or expand our roster of advisors as we source potential business combination targets or create value in businesses that we may acquire.

Number and Terms of Office of Officers and Directors

We currently have six directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one full year after our first fiscal year end following our listing on Nasdaq.

The term of office of the Class A directors, consisting of David Perlin and Carolyn Trabuco, will expire at our first annual meeting of stockholders. The term of office of Class B directors, consisting of Karen Kelley and Warren Thompson, will expire at the second annual meeting of stockholders. The term of office of the Class C directors, consisting of Messrs. Salis and Karson, will expire at the third annual meeting of stockholders.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the board of directors.

Committees of the Board of Directors

Audit Committee

We have established an audit committee of the board of directors, which consists of Karen Kelley, Carolyn Trabuco, and David Perlin, each of whom is an independent director under Nasdaq's listing standards. Mr. Perlin chairs the audit committee. The audit committee's duties, which are specified in our audit committee charter, include, but are not limited to:

- reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K, including this Report;

- discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

- discussing with management major risk assessment and risk management policies;

- monitoring the independence of the independent auditor;

- verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

- reviewing and approving all related-party transactions;

- inquiring and discussing with management our compliance with applicable laws and regulations;

- pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

- appointing or replacing the independent auditor;

- determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

- approving reimbursement of expenses incurred by our leadership team in identifying potential target businesses.

The audit committee has been and will at all times be composed exclusively of "independent directors" who are "financially literate" as defined under Nasdaq's listing standards. Nasdaq's standards define "financially literate" as being able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual's financial sophistication. The board of directors has determined that Mr. Perlin qualifies as an "audit committee financial expert," as defined under rules and regulations of the SEC and has accounting or related financial management expertise.

Compensation Committee

We have established a compensation committee of the board of directors, which consists of Karen Kelley and David Perlin, each of whom is an independent director under Nasdaq's listing standards. The compensation committee's duties, which are specified in our compensation committee charter, include, but are not limited to:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer's compensation, evaluating our Chief Executive Officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

- reviewing and approving the compensation of all of our other executive officers;

- reviewing our executive compensation policies and plans;

- implementing and administering our incentive compensation equity-based remuneration plans;

- assisting management in complying with our proxy statement and annual report disclosure requirements;

- approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

- if required, producing a report on executive compensation to be included in our annual proxy statement; and

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who participate in the consideration and recommendation of director nominees are Karen Kelley, Warren Thompson, Carolyn Trabuco and David Perlin. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our executive officers, directors and employees. The Code of Ethics codifies the business and ethical principles that govern all aspects of our business. You can review this document by accessing our public filings at the SEC's website at *www.sec.gov*. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver on our website at *https://sizzlespac.com/*. The information included on our website is not incorporated by reference into this Report or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Item 11. Executive Compensation.

No executive officer has received any cash compensation for services rendered to us. We pay VO Leadership II, Inc., an affiliate of our executive officers, $10,000 per month for providing us with office space and certain office and secretarial services. However, this arrangement is solely for our benefit and is not intended to provide our officers or directors compensation in lieu of a salary. We may also pay consulting, finder or success fees to our initial stockholders, officers, directors or their affiliates for assisting us in consummating our initial business combination with such fee to be determined in an arms' length negotiation based on the terms of the business combination.

Other than the $10,000 per month administrative fee, the payment of consulting, success or finder fees to our sponsor, officers, directors, initial stockholders or their affiliates in connection with the consummation of our initial business combination and the repayment of the up to $150,000 loan made by our sponsor to us, no compensation or fees of any kind has been or will be paid to our sponsor, initial stockholders, members of our leadership team or their respective affiliates, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, they receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of consulting, success or finder fees payable by us upon consummation of an initial business combination. Additionally, there is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.

After our initial business combination, members of our leadership team who remain with us may be paid consulting, leadership or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. However, the amount of such compensation may not be known at the time of the stockholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K or a periodic report, as required by the SEC.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information regarding the beneficial ownership of our common stock as of March 27, 2023 based on information obtained from the persons named below, with respect to the beneficial ownership of common stock, by:

- each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;

- each of our executive officers and directors that beneficially owns our common stock; and

- all our executive officers and directors as a group.

In the table below, percentage ownership is based on 10,693,897 shares of our common stock issued and outstanding as of March 27, 2023.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants as these warrants are not exercisable within 60 days of the date of this Report.

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
Steve Salis[2]	6,147,750	57.5%
Jamie Karson[2]	6,147,750	57.5%
Karen Kelly[3]	—	—
David Perlin[3]	—	—
Warren Thompson[3]	—	—
Daniel Lee[3]	—	—
Carolyn Trabuco[3]	—	—
VO Sponsor, LLC	6,147,750	57.5%
All directors and executive officers as a group (7 individuals)[2]	6,147,750	57.5%
Other 5% Stockholders		
Saba Capital Management, L.P.[4]	1,358,913	12.7%

(1) Unless otherwise noted, the business address of each of the following entities or individuals is c/o Sizzle Acquisition Corp., 4201 Georgia Ave NW, Washington DC 20011.

(2) Represents securities held by VO Sponsor, LLC, our sponsor, of which Steve Salis and Jamie Karson are managing members. Accordingly, all securities held by our sponsor may ultimately be deemed to be beneficially held by Messrs. Salis and Karson. Each such person disclaims beneficial ownership of the reported shares other than to the extent of his ultimate pecuniary interest therein.

(3) Does not include any securities held by VO Sponsor, LLC, of which each person is a member. Each such person disclaims beneficial ownership of the reported shares other than to the extent of his ultimate pecuniary interest therein.

(4) According to a Schedule 13G/A filed on February 14, 2023, Saba Capital Management, L.P., Boaz R. Weinstein, and Saba Capital Management GP, LLC (collectively, "Saba Capital") beneficially own 1,358,913 shares of common stock. The number of public shares held by Saba Capital is reported as of December 31, 2022, as stated in the Schedule 13G/A, which does not reflect any redemption of shares by Saba Capital in connection with the Extension Amendment or any other transactions after December 31, 2022. Accordingly, the number of public shares and the percentages set forth in the table may not reflect Saba Capital's current beneficial ownership. The business address for each of the reporting persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

Securities Authorized for Issuance Under Equity Compensation Plans

None.

Changes in Control

None.

For more information on the EUR Business Combination, please see "Item 1. Business".

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

In October 2020, we issued an aggregate of 2,875,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.009 per share, to our initial stockholders. On March 2, 2021, we effected a 1.25 for 1 dividend, and as a result our initial stockholders held 3,593,750 founder shares of our common stock. On September 15, 2021, we effected an additional 1.4 for 1 dividend, and as a result our initial stockholders hold 5,031,250 founder shares. The founder shares held by our initial stockholders included an aggregate of up to 656,250 shares subject to forfeiture to the extent that the underwriters' over-allotment option was not exercised in full or in part, so that our initial stockholders would continue to own shares equal to 35% of the shares issued in our initial public offering (excluding the private shares and assuming the initial stockholders did not purchase units in our initial public offering). In November 2021, the Company effected a stock dividend of 1.08 shares for each share of common stock outstanding, resulting in our sponsor holding an aggregate of 5,425,000 founder shares (excluding the 8,750 shares forfeited due to a partial exercise by the underwriters of its over-allotment option).

Our sponsor and Cantor purchased an aggregate of 770,000 private shares (722,750 shares by our sponsor and 47,250 shares by Cantor for a total purchase price of $7,700,000). This purchase took place on a private placement basis simultaneously with the consummation of our initial public offering. The purchase price for the private placement shares was deposited into the trust account simultaneously with the consummation of our initial public offering. Our sponsor has agreed not to assign or sell any of the private placement shares (except to certain permitted transferees) until after the completion of our initial business combination. In the event of a liquidation prior to our initial business combination, the private placement shares will likely be worthless.

In order to meet our working capital needs following the consummation of our initial public offering, our sponsor, officers and directors or their affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at holder's discretion, up to $1,500,000 of the notes may be converted into shares of common stock at a price of $10.00 per share. These shares would be identical to the private placement shares. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from our trust account would be used for such repayment.

The holders of our founder shares issued and outstanding on the date of the IPO Registration Statement, as well as the holders of the private placement shares and any shares of common stock our sponsor, initial stockholders, officers, directors or their affiliates may be issued in payment of working capital loans made to us, are entitled to registration rights pursuant to an agreement signed in connection with our initial public offering. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the founder shares and private placement shares can elect to exercise these registration rights at any time commencing on the closing of the business combination. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

On November 19, 2020, the Company issued an unsecured promissory note to the sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $150,000. The Note is non-interest bearing and payable on the earlier of (i) December 31, 2021, (ii) the consummation of the initial public offering or (iii) the date on which the Company determines not to proceed with the initial public offering. As of December 31, 2022 and 2021, the Company had $153,127 outstanding under the Note, which is now due on demand. The sponsor acknowledged that the Company is not in default.

In connection with the Extension Amendment, our sponsor agreed to loan us the Contribution, equal to $200,000 in the aggregate, for the shares of common stock that were not redeemed at the time of the Extension, for each calendar month (commencing on February 9, 2023 and on the 8th day of each subsequent month), or a portion thereof, that we need to complete an initial business combination until August 8, 2023 (if we fully extend the term we have to complete our initial business combination). For example, if the Company takes until August 8, 2023 to complete its business combination, which would represent six calendar months, the sponsor would make aggregate Contributions of $1.2 million. Each Contribution will be deposited in the trust account within seven calendar days from the beginning of such calendar month (or portion thereof). The sponsor has made the deposit for February 2023. Our board has the sole discretion whether to continue extending for additional calendar months until August 8, 2023, the end of the Combination Period.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation.

We may also pay consulting, finder or success fees to our initial stockholders, officers, directors or their affiliates for assisting us in consummating our initial business combination with such fee to be determined in an arms' length negotiation based on the terms of the business combination.

Other than the payments to Cohen & Company Capital Markets, an affiliate of a passive member of the sponsor, $10,000 per month administrative fee to VO Leadership II, Inc., the payment of consulting, success or finder fees to our sponsor, officers, directors, or their affiliates in connection with the consummation of our initial business combination and repayment of the Note, no compensation or fees of any kind have been or will be paid to our sponsor, members of our leadership team or their respective affiliates, for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of consulting, success or finder fees payable by us upon consummation of an initial business combination. Additionally, there is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account, such expenses would not be reimbursed by us unless we consummate an initial business combination.

After our initial business combination, members of our leadership team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. However, the amount of such compensation may not be known at the time of the stockholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K or a periodic report, as required by the SEC.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by a majority of our uninterested "independent" directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested "independent" directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

For more information on the agreements entered into in connection with the EUR Business Combination, please see "Item 1. Business".

Director Independence

Currently, David Perlin, Karen Kelley, Carolyn Trabuco, and Warren Thompson are each considered an "independent director" under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company's board of directors would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director.

Our independent directors have regularly scheduled meetings at which only independent directors are present.

Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Our board of directors will review and approve all affiliated transactions with any interested director abstaining from such review and approval.

Item 14.   Principal Accountant Fees and Services.

The following is a summary of fees paid or to be paid to Marcum, for services rendered.

Audit Fees

Audit fees consist of fees for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Marcum in connection with regulatory filings. The aggregate fees of Marcum for professional services rendered for the audit of our annual financial statements, review of the financial information included in our Forms 10-Q for the respective periods and other required filings with the SEC for the years ended December 31, 2022 and 2021, totaled approximately $187,460 and $91,155, respectively. The above amounts include interim procedures and audit fees, as well as attendance at audit committee meetings.

Audit-Related Fees

Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards. During the years ended December 31, 2022 and 2021, we did not pay Marcum any audit-related fees.

Tax Fees

We paid Marcum $8,755 and $7,210 for tax services, planning or advice for the years ended December 31, 2022, and 2021, respectively.

All Other Fees

We did not pay Marcum for any other services for the years ended December 31, 2022 and 2021.

Pre-Approval Policy

Our audit committee was formed upon the consummation of our initial public offering. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

Item 15.   Exhibit and Financial Statement Schedules.

(a)   The following documents are filed as part of this Report:

(1)   Financial Statements

(2)   Financial Statement Schedules

All financial statement schedules are omitted because they are not applicable or the amounts are immaterial and not required, or the required information is presented in the financial statements and notes thereto beginning on page F-1 of this Report.

(3)   Exhibits

We hereby file as part of this Report the exhibits listed in the attached Exhibit Index. Exhibits that are incorporated herein by reference can be inspected on the SEC website at *www.sec.gov*.

Item 16.   Form 10-K Summary.

Not applicable.

SIZZLE ACQUISITION CORP.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Sizzle Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Sizzle Acquisition Corp. (the "Company") as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company's ability to execute its business plan is dependent upon the consummation of a business combination and it lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. Further, if the Company does not complete a business combination by August 8, 2023, or obtain approval for an extension of this deadline, it will be required to cease all operations except for the purpose of liquidating. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2020.

New York, NY
March 27, 2023

SIZZLE ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets:		
Cash.	$ 823,945	$ 1,046,646
Prepaid expenses.	60,417	362,242
Total current assets	**884,362**	**1,408,888**
Prepaid expenses – non-current portion	—	35,656
Investments held in Trust Account	159,759,471	158,108,357
Total assets.	**$ 160,643,833**	**$ 159,552,901**
Liabilities, Redeemable Common Stock and Stockholders' Deficit		
Accrued offering costs and expenses	$ 1,152,735	$ 167,573
Franchise tax payable	—	85,711
Deferred tax liability.	212,062	—
Income tax payable	233,251	—
Promissory note – related party	153,127	153,127
Total current liabilities	**1,751,175**	**406,411**
Deferred underwriters' fee	8,150,000	8,150,000
Total liabilities.	**9,901,175**	**8,556,411**
Commitments and Contingencies (Note 6)		
Common stock subject to possible redemption, 15,500,000 shares at redemption value of approximately $10.31 and $10.20 per share as of December 31, 2022 and December 31, 2021, respectively	159,760,746	158,100,000
Stockholders' Deficit:		
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding.	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 6,270,600 shares issued and outstanding (excluding 15,500,000 shares subject to possible redemption).	627	627
Additional paid-in capital	—	—
Accumulated deficit	(9,018,715)	(7,104,137)
Total stockholders' deficit	**(9,018,088)**	**(7,103,510)**
Total Liabilities, Redeemable Common Stock and Stockholders' Deficit . . .	**$ 160,643,833**	**$ 159,552,901**

The accompanying notes are an integral part of these financial statements.

SIZZLE ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the years ended December 31,	
	2022	**2021**
Formation and operating cost	$ 1,991,933	$ 268,137
Franchise tax	230,618	85,711
Loss from Operations	**(2,222,551)**	**(353,848)**
Other income		
Interest income on Trust Account	2,414,031	8,357
Income before provision for income tax	191,480	(345,491)
Provision for income taxes	(445,313)	—
Net loss	**$ (253,833)**	**$ (345,491)**
Basic and diluted weighted average shares outstanding, redeemable common stock	15,500,000	2,293,151
Basic and diluted net loss per common stock, redeemable common stock	$ (0.01)	$ (0.05)
Basic and diluted weighted average shares outstanding, non-redeemable common stock	6,270,600	4,195,998
Basic and diluted net loss per common stock, non-redeemable common stock	$ (0.01)	$ (0.05)

The accompanying notes are an integral part of these financial statements.

SIZZLE ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance as of January 1, 2021	**5,622,750**	**562**	**25,308**	**(2,642)**	**23,228**
Private Placement Shares sold	770,000	78	7,699,922	—	7,700,000
Representative shares issued	151,200	15	(15)	—	—
Representative shares returned	(264,600)	(27)	27	—	—
Forfeiture of founder shares	(8,750)	(1)	1	—	—
Proceeds allocated to public warrants	—	—	6,062,414	—	6,062,414
Issuance costs allocated to public warrants	—	—	(445,147)	—	(445,147)
Remeasurement of common stock subject to possible redemption amount	—	—	(13,342,510)	(6,756,004)	(20,098,514)
Net loss	—	—	—	(345,491)	(345,491)
Balance as of December 31, 2021	**6,270,600**	**$ 627**	**$ —**	**$ (7,104,137)**	**$ (7,103,510)**
Remeasurement of common stock subject to possible redemption	—	—	—	(1,660,746)	(1,660,746)
Net loss	—	—	—	(253,833)	(253,833)
Balance as of December 31, 2022	**6,270,600**	**$ 627**	**$ —**	**$ (9,018,715)**	**$ (9,018,088)**

The accompanying notes are an integral part of these financial statements.

SIZZLE ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the years ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net loss	$ (253,833)	$ (345,491)
Adjustments to reconcile net loss to net cash used in operating activities:		
Formation costs paid by related party	—	346
Interest on Trust Account	(2,414,031)	(8,357)
Changes in current assets and liabilities:		
Prepaid expenses	337,481	(397,898)
Accrued offering costs and expenses	985,163	95,306
Franchise tax payable	(85,711)	85,711
Deferred tax liability	212,062	—
Income taxes payable	233,251	—
Net cash used in operating activities	**(985,618)**	**(570,383)**
Cash flows from investing activities:		
Cash deposited in Trust Account	—	(158,100,000)
Cash withdrawn from trust account to pay taxes	762,917	—
Net cash provided by (used in) investing activities	**762,917**	**(158,100,000)**
Cash flows from financing activities:		
Proceeds from initial public offering, net of offering costs	—	152,300,000
Proceeds from private placement	—	7,700,000
Payment of promissory note	—	(118,285)
Payment of deferred offering cost	—	(189,696)
Net cash provided by financing activities	**—**	**159,692,019**
Net change in cash	**(222,701)**	**1,021,636**
Cash, beginning of the period	1,046,646	25,010
Cash, end of the period	**$ 823,945**	**$ 1,046,646**
Supplemental disclosure of non-cash financing activities:		
Deferred offering costs included in promissory note – related party	$ —	$ 5,000
Remeasurement of common stock subject to possible redemption	$ 1,660,746	$ 20,098,514
Deferred offering costs included in accrued offering costs and expenses	$ —	$ 218,693
Deferred underwriting fee charged to additional paid-in capital	$ —	$ 8,150,000
Deferred offering costs closed to additional paid-in capital	$ —	$ 531,247
Accrued expenses paid by promissory note – related party	$ —	$ 166,876

The accompanying notes are an integral part of these financial statements.

Note 1 — Organization and Business Operations

Sizzle Acquisition Corp. (the "Company" or "Sizzle") was incorporated in Delaware on October 12, 2020. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

As of December 31, 2022, the Company had not commenced any operations. All activity for the period from October 12, 2020 (inception) through December 31, 2022 related to the Company's formation and the initial public offering ("IPO"), which is described below, and since the offering identifying and evaluating prospective acquisition targets for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO.

The Company's Sponsor is VO Sponsor, LLC.

The registration statement for the Company's IPO was declared effective on November 3, 2021 (the "Effective Date"). On November 8, 2021, the Company consummated its IPO of 15,500,000 Units at $10.00 per Unit (which included a partial exercise of the underwriters' over-allotment option), which is discussed in Note 3 and the sale of an aggregate of 770,000 shares at a price of $10.00 per Private Placement Share in a private placement to the Sponsor and Cantor that closed simultaneously with the IPO. On November 8, 2021, the underwriter exercised 2,000,000 of the full 2,025,000 over-allotment option available to them and forfeited the remainder.

Transaction costs amounted to $11,381,247 consisting of $2,700,000 of underwriting commissions, $8,150,000 of deferred underwriting fees and $531,247 of other cash offering costs.

The Company's leadership has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete a Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Upon the closing of the IPO, management has agreed that an amount equal to at least $10.20 per Unit sold in the IPO, including the proceeds from the sale of the Private Placement Shares, will be held in a Trust Account, located in the United States and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account, as described below.

Following the closing of the IPO on November 8, 2021, $158,100,000 ($10.20 per Unit) from the net proceeds sold in the IPO, including the proceeds of the sale of the Private Placement Shares, was deposited in the Trust Account.

The Company will provide the public stockholders with the opportunity to redeem all or a portion of the shares of common stock of the Company that were issued in the Company's initial public offering (the "Public Shares") upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.20 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption

Note 1 — Organization and Business Operations (cont.)

rights upon the completion of a Business Combination with respect to the Company's warrants. The Public Shares subject to redemption will be recorded at redemption value and classified as temporary equity upon the completion of the IPO in accordance with the ASC Topic 480 "Distinguishing Liabilities from Equity."

The Company will proceed with a Business Combination if the Company seeks stockholder approval and a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate of Incorporation"), conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC containing substantially the same information as would be included in a proxy statement prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), EarlyBirdCapital ("EBC") Shares (as defined in Note 7) and any Public Shares purchased during or after the IPO (a) in favor of approving a Business Combination and (b) not to redeem any shares in connection with a stockholder vote to approve a Business Combination or sell any shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

On February 1, 2023, the Company held a special meeting of stockholders ("Special Meeting"). At the Special Meeting, the Company's stockholders approved an extension of the date by which the Company must consummate an initial business combination from February 8, 2023 to August 8, 2023, or such earlier date as determined by Sizzle's board of directors ("the "Extension").

In connection with the Special Meeting, stockholders holding 11,076,703 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the trust account. As a result, approximately $114.3 million (approximately $10.32 per Public Share) will be removed from the trust account to pay such holders and approximately $45.6 million will remain in the trust account. Following redemptions, the Company will have 4,423,297 Public Shares outstanding.

The Company will deposit an aggregate amount of $200,000 (the "Extension Payment") in its Trust Account for its public stockholders by February 9, 2023, which will enable the Company to extend the period of time it has to consummate the proposed Business Combination to August 8, 2023, and will deposit into the Trust Account the same amount of Extension Payment each additional month that is needed for Sizzle to consummate the proposed Business Combination until August 8, 2023 (unless Sizzle's board of directors decides to stop extending the time period earlier than such date).

The Company has until August 8, 2023 to complete an initial Business Combination. If it has not completed an initial Business Combination by such date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to it but net of taxes payable, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to the obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the

Note 1 — Organization and Business Operations (cont.)

Company fails to complete a Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the IPO price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.20 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company's indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the insiders will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the insiders will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company's independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Merger Agreement

On October 24, 2022, the Company, entered into an Agreement and Plan of Merger (the "Merger Agreement") with European Lithium Limited, an Australian Public Company limited by shares ("EUR"), European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands and a direct, wholly-owned subsidiary of EUR (the "European Lithium"), Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands ("Pubco") and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, pursuant to which, upon closing of the Business Combination (the "Closing"), Pubco will acquire all of the issued and outstanding capital shares and equity interests of the European Lithium from EUR in exchange for ordinary shares of Pubco, European Lithium shall become a wholly owned subsidiary of Pubco and EUR shall become a shareholder of Pubco (the "Share Exchange"); and immediately thereafter Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and wholly owned subsidiary of Pubco.

Further, (a) the Company's issued and outstanding shares common stock immediately prior to the effective time of the Merger, will be cancelled in exchange for the right of the holder thereof to receive one ordinary share, par value $0.0001 per share, of Pubco ("Ordinary Share"), (b) all of the outstanding Public Warrants of the Company, entitling the holder thereof to purchase one share of common stock at an exercise price of $11.50 per share will be converted into the right to receive a warrant to purchase one Ordinary Share at the same exercise price, being an exercise price of $11.50 per share, and (c) EUR will receive the number of Ordinary Shares in the Share Exchange that shall have an aggregate value equal to the Closing Share Consideration (as defined in the Merger Agreement) consisting of $750,000,000 divided by the redemption amount per share of common stock payable to the Company's public stockholders that elect to redeem common stock in connection with the Closing, and, subject to applicable terms and conditions, earnout consideration of up to an additional 10% of such Closing Share Consideration, in each case subject to adjustment as set forth in the Merger Agreement, and all upon the terms and subject to the conditions set forth in the Merger Agreement.

Liquidity, Capital Resources and Going Concern

As of December 31, 2022, the Company had $823,945 of cash in its operating bank account and a working capital deficit of $436,721 (excluding franchise and income taxes payable). As of December 31, 2021, the Company had $1,046,646 of cash in its operating bank account and a working capital of $1,079,831 (excluding franchise tax payable).

Note 1 — Organization and Business Operations (cont.)

The Company's liquidity needs up to December 31, 2022 have been satisfied through a payment from the Sponsor of $25,000 (see Note 5) for the Founder Shares and the loan under an unsecured promissory note from the Sponsor of $150,000 (see Note 5), which was fully drawn down as of December 31, 2022. In addition, in order to finance transaction costs in connection with a Business Combination, the Company's Sponsor or an affiliate of the Sponsor or certain of the Company's officers and directors may, but are not obligated to, provide the Company Working Capital Loans, as defined below (see Note 5). As of December 31, 2022, and 2021, there were no amounts outstanding under any Working Capital Loans.

The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. If the Company's estimates of the costs of identifying a target business, undertaking in-depth due diligence, and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds to operate its business prior to an initial business combination. The Company has until August 8, 2023, to consummate a Business Combination (the "Combination Period"). It is uncertain that the Company will be able to consummate a Business Combination within the Combination Period. If a Business Combination is not consummated within the Combination Period, there will be a mandatory liquidation and subsequent dissolution.

As a result of the above, in connection with the Company's assessment of going concern considerations in accordance with Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the liquidity condition, in addition to possibility that Company would not be able to close a business combination through August 8, 2023, raise substantial doubt about the Company's ability to continue as a going concern through that date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and Russia-Ukraine war and has concluded that while it is reasonably possible that the virus and the war could have a negative effect on the Company's financial position, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature

Note 1 — Organization and Business Operations (cont.)

and amount of any "PIPE" or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company's ability to complete a Business Combination.

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to current period's presentation. As of December 31, 2021, and for the year ended December 31, 2021 the amount of Franchise tax expense and payable of $85,711 was included in the total amount of Accrued offering costs and Formation and operating cost. Such reclassifications have no effect on net loss as previously reported.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the SEC.

Emerging Growth Company Status

The Company is an "emerging growth company", as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Business Startups Act of 2012, (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company intends to take advantage of the benefits of this extended transition period.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Note 2 — Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company has $823,945 and $1,046,646 in cash as of December 31, 2022 and December 31, 2021, respectively. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Investments Held in Trust Account

As of December 31, 2022, and 2021, the assets held in the Trust Account were held in U.S. Treasury Bills with a maturity of 185 days or less. During the years ended December 31, 2022 and 2021, the Company withdrew $762,917 and $0, respectively, of the interest income from the Trust Account to pay its tax obligations.

The Company classifies its United States Treasury securities as held-to-maturity in accordance with FASB ASC Topic 320 "Investments — Debt and Equity Securities." Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities' fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the "interest income" line item in the statements of operations. Interest income is recognized when earned.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — "Expenses of Offering." Offering costs consist of underwriter, accounting, filing and legal expenses incurred through the balance sheet date that are directly related to the IPO and were charged to temporary equity and stockholders' (deficit) equity based on the underlying instruments' relative fair value upon the completion of the IPO. If the IPO had proved to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, would have been charged to operations.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under the FASB ASC 820, "Fair Value Measurements and Disclosures," approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair Value Measurement

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company's financial instruments are classified as either Level 1, Level 2 or Level 3. These tiers include:

- Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The carrying value, excluding gross unrealized holding gain (loss) and fair value of held to maturity securities on December 31, 2022 and December 31, 2021 are classified as Level 1 and are as follows:

	Carrying Value as of December 31, 2022	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of December 31, 2022
U.S. Treasury Securities	$ 159,750,571	$ 77,162	$ —	$ 159,827,733

	Carrying Value as of December 31, 2021	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of December 31, 2021
U.S. Treasury Securities	$ 158,108,357	$ 1,846	$ —	$ 158,110,203

Common Stock Subject to Possible Redemption

The Company accounts for its shares of common stock subject to possible redemption in accordance with guidance in ASC Topic 480 "Distinguishing Liabilities from Equity." Shares of common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable shares of common stock (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, shares of common stock are classified as stockholders' deficit. The Company's shares of common stock sold in the IPO feature certain redemption rights that are considered to be outside of the Company's control and subject to the occurrence of uncertain future events.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of shares of redeemable common stock to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in capital, or in the absence of additional capital, in accumulated deficit.

All of the 15,500,000 common stock sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company's liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company's second amended and restated certificate of incorporation. In accordance with SEC and its staff's guidance on redeemable

Note 2 — Summary of Significant Accounting Policies (cont.)

equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Accordingly, as of December 31, 2022 and December 31, 2021, all shares of common stock subject to possible redemption is presented as temporary equity, outside of the stockholders' deficit section of the Company's balance sheets.

The common stock subject to possible redemption reflected on the balance sheets as of December 31, 2022 and December 31, 2021 is reconciled in the following table:

Gross Proceeds	$ 155,000,000
Less:	
Fair Value of public warrants	(6,062,414)
Common stock issuance costs.	(10,936,100)
Plus:	
Remeasurement of carrying value to redemption value	20,098,514
Common stock subject to possible redemption (December 31, 2021)	$ 158,100,000
Plus:	
Remeasurement of carrying value to redemption value	1,660,746
Common stock subject to possible redemption (December 31, 2022)	$ 159,760,746

Net Loss Per Common Stock

The Company applies the two-class method in calculating earnings per share, with one class being the redeemable shares and one class being the non-redeemable shares. The contractual formula utilized to calculate the redemption amount approximates fair value. Changes in fair value are not considered a dividend for the purposes of the numerator in the earnings per share calculation. Net loss per common stock is computed by dividing the pro rata net loss between the redeemable common stock and the non-redeemable common stock by the weighted average number of shares of common stock outstanding for each of the periods. The calculation of diluted loss per share of common stock does not consider the effect of the warrants issued in connection with the IPO since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

Reconciliation of Net Loss per Common Stock

The Company's net loss is adjusted for the portion of net loss that is allocable to each class of common stock. The allocable net loss is calculated by multiplying net loss by the ratio of weighted average number of shares outstanding attributable to common stock to the total weighted average number of shares outstanding for the period. Accordingly, basic and diluted loss per common stock is calculated as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021
Redeemable Common Stock		
Net loss allocable to redeemable common stock	$ (180,721)	$ (122,090)
Basic and diluted weighted average shares outstanding, redeemable common stock	15,500,000	2,293,151
Basic and diluted net loss per common stock	$ (0.01)	$ (0.05)
Non-Redeemable Common Stock		
Net loss allocable to non-redeemable common stock	$ (73,112)	$ (223,401)
Basic and diluted weighted average shares outstanding, non-redeemable common stock	6,270,600	4,195,998
Basic and diluted net loss per common stock	$ (0.01)	$ (0.05)

Note 2 — Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, including funds held in Trust on behalf of the Company, which, at times, may exceed the Federal Deposit Insurance Company coverage of $250,000. The Company has not experienced losses on this account.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, "Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statements recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only "major" tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

The Company's management does not believe that there any recently issued, but not effective, accounting standards, which, if currently adopted, would have a material effect on the Company's financial statements.

Note 3 — Initial Public Offering

On November 8, 2021, the Company consummated its IPO of 15,500,000 Units, which included the partial exercise of 2,000,000 of the underwriters' full 2,025,000 over-allotment option, at a price of $10.00 per Unit, generating gross proceeds of $155,000,000. Each Unit consists of one share of common stock, par value $0.0001 per share and one-half of one redeemable warrant. Each Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share.

Note 4 — Private Placement Shares

Simultaneously with the closing of the IPO and the sale of the Units, the Sponsor, and Cantor have purchased an aggregate of 770,000 Private Placement Shares at a price of $10.00 per Private Placement Share, for an aggregate purchase price of $7,700,000. Of the total Private Placement Shares sold, 722,750 were purchased by the Sponsor and 47,250 were purchased by Cantor.

The proceeds from the Private Placement Shares were added to the proceeds from the IPO held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Shares will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law). The Private Placement Shares are identical to the shares in the Units sold to the public, except that the purchasers of the Private Placement Shares have also agreed not to transfer, assign or sell any of the Private Placement Shares (except in connection with the same limited exceptions that the Founder Shares may be transferred as described below) until after the completion of the Business Combination.

Note 5 — Related Party Transactions

Founder Shares

On November 20, 2020, the Sponsor paid $25,000 in consideration for 2,875,000 shares of common stock (the "Founder Shares"). On March 2, 2021, the Company effected a stock dividend of 1.25 for 1 for each common stock held by the Sponsor, resulting in the Sponsor holding an aggregate of 3,593,750 common stock, of which up to 468,750 shares were subject to forfeiture. On September 15, 2021, the Company effected an additional 1.4 for 1 dividend, resulting in 5,031,250 Founder Shares, of which up to 656,250 shares were subject to forfeiture to the extent that the underwriters' over-allotment was not exercised in full or in part, so that the Sponsor collectively owns shares equal to 35% of the shares issued in the IPO.

On November 3, 2021, the Company effected an additional 1.08 for 1 dividend, and as a result, the Company's initial stockholders held 5,433,750 Founder Shares, which included an aggregate of up to 708,750 shares subject to forfeiture. On November 8, 2021 the underwriter partially exercised their over-allotment option and purchased an additional 2,000,000 Units out of the 2,025,000 available to them and forfeited the remainder. As a result, 8,750 Founder Shares were forfeited resulting in aggregate Founder Shares outstanding of 5,425,000.

The Company's Sponsor, officers and directors have agreed not to transfer, assign or sell any Founder Shares or Private Placement Shares until the date of the consummation of our initial Business Combination. The limited exceptions include transfers, assignments or sales to the Company's or the Sponsor's officers, directors, consultants or their affiliates, to an entity's members upon its liquidation, to relatives and trusts for estate planning purposes, by virtue of the laws of descent and distribution upon death, pursuant to a qualified domestic relations order, to the Company for no value for cancellation in connection with the consummation of our initial Business Combination, or in connection with the consummation of a Business Combination at prices no greater than the price at which the shares were originally purchased, in each case where the transferee agrees to be bound by these transfer restrictions.

Promissory Note — Related Party

On December 19, 2020, the Company issued an unsecured promissory note to the Sponsor (the "Promissory Note"), pursuant to which the Company may borrow up to an aggregate principal amount of $150,000. The Promissory Note is non-interest bearing and expired upon the consummation of the IPO. As of December 31, 2022, and December 31, 2021, the Company had $153,127 outstanding under the Promissory Note, which is now without fixed terms and due on demand. The Sponsor acknowledged that the Company is not in default.

Note 5 — Related Party Transactions (cont.)

Administrative Support Agreement

The Company has agreed, commencing on the effective date of the IPO through the earlier of the Company's consummation of a Business Combination and its liquidation, to pay an affiliate of the Company's management a total of $10,000 per month for office space, utilities and secretarial support. For the year ended December 31, 2022, $120,000 had been incurred and paid. For the period from October 12, 2020 (Inception) through December 31, 2021, $20,000 had been recorded and paid.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or certain of the Company's officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required. Each loan would be evidenced by promissory note. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender's discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into Units at a price of $10.00 per unit. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2022 and December 31, 2021, no such Working Capital Loans were outstanding.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares and EBC Shares, as well as the holders of any warrants the Company's Sponsor, officers, directors or their affiliates may be issued in payment of working capital loans made to the Company (and all underlying securities), will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the offering. The holders of a majority of these securities are entitled to make up to two demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from lock up. The holders of a majority of the Founder Shares, EBC Shares, and warrants issued to the Sponsor, officers, directors or their affiliates in payment of working capital loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after consummation of the Business Combination. Notwithstanding anything to the contrary, EBC and Cantor may only make a demand on one occasion and only during the five-year period beginning on the Effective Date of the registration statement of which the prospectus forms a part. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to consummation of the Business Combination; provided, however, that EBC and Cantor may participate in a "piggy-back" registration only during the seven-year period beginning on the Effective Date of the registration statement of which this prospectus forms a part. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of IPO to purchase up to 2,025,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On November 8, 2021, the underwriters partially exercised this option and purchased an additional 2,000,000 Units and forfeited the remaining 25,000 available.

The underwriters received a cash underwriting discount of 2.0% of the gross proceeds of the IPO, or $2,700,000 (which is capped at $2,700,000 with the remaining $400,000 deferred to the close of the Business Combination with the rest of the deferred underwriting discount due to the underwriters' partial over-allotment exercise).

Note 6 — Commitments and Contingencies (cont.)

The underwriters will be entitled to a cash underwriting discount of 5.0% of the gross proceeds of the IPO, or $6,750,000 (or up to $8,150,000, inclusive of the $400,000 deferral noted above, if the underwriters' over-allotment is exercised in full) upon consummation of the Business Combination.

The underwriters agreed to reimburse the Company a portion of expenses related to the IPO. A total of $543,450 was reimbursed to the Company by the underwriters in pursuant of this agreement.

Consulting and Advisory Services Fees

The Company engaged Cohen & Company Capital Markets ("CCM"), an affiliate of a passive member of the Sponsor, to provide consulting and advisory services in connection with the IPO, for which it received an advisory fee equal to 0.6% of the aggregate proceeds of the IPO, net of underwriter's expenses. This fee was deducted from the underwriting fees paid to Cantor as described above. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. CCM agreed to defer the portion of its fee resulting from exercise of the underwriters' over-allotment option until the consummation of our initial Business Combination. The Company has also engaged CCM as an advisor in connection with our initial Business Combination for which it will earn an advisory fee of 1.5% of the proceeds of the IPO payable at closing of the Business Combination, which will be deducted from the deferred underwriting fee paid to Cantor as described above. CCM's fees will be offset from the underwriting fees described above and will not result in any incremental fees to the Company.

CCM is engaged to represent the Company's interests only and did not participate in the IPO as defined in FINRA Rule 5110(j)(16); it is acting as an independent financial adviser as defined in FINRA Rule 5110(j)(9). As such, CCM did not act as an underwriter in connection with the IPO, it did not identify or solicit potential investors in the IPO or otherwise be involved in the distribution of the IPO.

On April 25, 2022, the Company entered into an agreement with BTIG for capital market advisory services in relationship with management of the redemptions of Public Shares in connection with the anticipated business combination as described in Note 8 below. The Company will pay BTIG a base advisory fee of $1,500,000, plus an additional fee of up to $3,750,000 depending on the amount of funds remaining in the trust account. The advisory fee is to be paid upon completion of the business combination.

On August 11, 2022, the Company entered into an additional agreement with CCM for financial and market advisory services in connection with the anticipated business combination as described in Note 8 below. The agreement stipulates a transaction fee of $5,000,000 to be paid upon successful completion of the business combination.

On August 18, 2022, the Company entered into an agreement with CCM and Jett Capital to act as co-placement agents in the event the Company raises a PIPE financing in connection with the business combination. As compensation for their services as co-placement agents, CCM and Jett Capital are collectively entitled to a cash fee of 5% of the PIPE financing proceeds, to be shared equally between the CCM and Jett Capital.

On September 10, 2022, the Company entered in a consulting agreement with the ICR LLC ("ICR") to provide certain services related to the business combination. ICR's compensation consists of the following:

- $20,000 per month until the three (3) month anniversary of the announcement date of the business combination, pro-rated for any partial month, which is expensed by the Company as incurred;

- a transaction fee of $250,000, payable immediately upon completion of the business combination (and which shall be waived if the business combination is not completed for any reason); and

- a performance-based fee of $250,000, payable immediately upon completion of the business combination, based on certain performance indicators related to market capitalization of the combined company.

Note 6 — Commitments and Contingencies (cont.)

Except for ICR's monthly fees, which the Company records in its results of operations as they are incurred, all other arrangements described in this section are contingent upon closing of the business combination and related PIPE financing and will be recorded upon their completion.

Note 7 — Stockholders' Deficit

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company's board of directors. As of December 31, 2022 and 2021, there was no preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were 6,270,600 shares of common stock issued and outstanding, which includes 5,425,000 Founder Shares, 75,600 EBC Shares and 770,000 Private Placement Shares, but excludes the 15,500,000 Public Shares that are subject to possible redemption.

EBC Shares — On October 12, 2020, the Company issued to the designees of EBC 100,000 EBC Shares for nominal consideration. On March 2, 2021, the Company effected a 1.25 for 1 dividend resulting in 125,000 EBC Shares, 25,000 of which EBC returned to the Company, at no cost, resulting in 100,000 EBC shares. On March 9, 2021, the Company issued to EBC and its designees an additional 100,000 EBC Shares at a price of $0.0001 per share, resulting in 200,000 EBC Shares being outstanding.

On July 12, 2021, EBC returned 150,000 EBC Shares to the Company, at no cost, which were subsequently cancelled. This return resulted in EBC shares outstanding of 50,000 pre-dividend. The number of EBC Shares outstanding increased to 70,000 after giving effect to the stock dividend of 1.4 for 1 on September 15, 2021, which is what was outstanding as of September 30, 2021. On November 3, 2021, the Company issued a stock dividend of 1.08 for 1, which resulted in 75,600 EBC Shares outstanding.

The Company accounted for the EBC Shares as a charge directly to stockholders' deficit. The Company estimated the fair value of representative shares to be $870.

The holders of the EBC Shares have agreed not to transfer, assign or sell any such shares without our prior consent until the completion of our initial Business Combination. In addition, the holders of the EBC Shares have agreed (i) to waive their conversion rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of our initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete our initial Business Combination within the Combination Period.

Public Warrants — As of December 31, 2022 and 2021, there were 7,750,000 Public Warrants issued or outstanding. The Public Warrants will become exercisable 30 days after the completion of a Business Combination. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such

Note 7 — Stockholders' Deficit (cont.)

exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Redemption of warrants

The Company may redeem the Public Warrants:

- in whole and not in part;

- at a price of $0.01 per warrant;

- at any time after the warrants become exercisable;

- if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending on the third business day prior to the notice of redemption to the warrant holders;

- if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying the warrants

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a "cashless basis," as described in the warrant agreement. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company's assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per common stock (with such issue price or effective issue price to be determined in good faith by the Company's board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the "Market Value") is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) Market Value or (ii) the price at which the Company issue the additional shares of common stock or equity-linked securities.

Note 8 — Income Tax

The Company's net deferred tax assets are as follows:

	December 31, 2022	December 31, 2021
Deferred tax asset (liability)		
Organizational costs/Start-up costs	$ 474,562	56,256
Unrealized gain on Trust Account	(212,062)	
Federal net operating loss	—	16,297
Total deferred tax asset (liability)	262,500	72,553
Valuation allowance	(474,562)	(72,553)
Deferred tax asset (liability), net of allowance	$ **(212,062)**	—

The income tax provision consists of the following:

	December 31, 2022	December 31, 2021
Federal		
Current	$ 233,251	—
Deferred	(189,947)	(72,553)
State		
Current	—	—
Deferred	—	—
Change in valuation allowance	402,009	72,553
Income tax provision	$ 445,313	—

The Company's federal net operating loss carryforward as of December 31, 2022 and 2021 amounted to $0 and $77,604, respectively, and will be carried forward indefinitely.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2022 and 2021, the change in the valuation allowance was $402,009 and $72,553, respectively.

A reconciliation of the federal income tax rate to the Company's effective tax rate at December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Statutory federal income tax rate	$ 21.00%	21.00%
Deferred tax liability change in rate		
Non-deductible interest	1.61%	—
Change in valuation allowance	209.95%	(21.00)%
Effective tax rate	$ 232.56%	—

The Company files income tax returns in the U.S. federal jurisdiction, in various state and local jurisdictions and is subject to examination by the various taxing authorities, since inception.

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up through the date that the financial statements were issued. Based upon this review, except as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On February 1, 2023, the Company held a Special Meeting, at which the Company's stockholders approved the Extension.

In connection with the Special Meeting, stockholders holding 11,076,703 Public Shares exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $114.3 million (approximately $10.32 per Public Share) was removed from the Trust Account to pay such holders and approximately $45.6 million remained in the Trust Account. Following redemptions, the Company has 4,423,297 Public Shares outstanding.

The Company made monthly $200,000 Extension Payments in its Trust Account for its public stockholders on each of February 6, 2023 and March 7, 2023 and will deposit into the Trust Account the same amount of Extension Payment for each additional month that is needed for Sizzle to consummate the proposed Business Combination until August 8, 2023 (unless Sizzle's board of directors decides to stop extending the time period earlier than such date).

<p style="text-align:center">**SIGNATURES**</p>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 27, 2023 **SIZZLE ACQUISITION CORP.**

By: /s/ Steve Salis
Name: Steve Salis
Title: Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Steve Salis Steve Salis	Chairman and Chief Executive Officer *(Principal Executive Officer)*	March 27, 2023
/s/ Daniel Lee Daniel Lee	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 27, 2023
/s/ Jamie Karson Jamie Karson	Vice Chairman	March 27, 2023
/s/ Karen Kelly Karen Kelly	Director	March 27, 2023
/s/ Warren Thompson Warren Thompson	Director	March 27, 2023
/s/ David Perlin David Perlin	Director	March 27, 2023
/s/ Carolyn Trabuco Carolyn Trabuco	Director	March 27, 2023

Exhibit No.	Description
1.1	Underwriting Agreement, dated November 3, 2021, by and between the Company and Cantor Fitzgerald & Co, as representative of the several underwriters.[3]
2.1	Agreement and Plan of Merger, dated as of October 24, 2022, by and among European Lithium Limited, European Lithium AT (Investments) Limited, Critical Metals Corp., Project Wolf Merger Sub Inc., and Sizzle Acquisition Corp.[4]
2.2	First Amendment to Agreement and Plan of Merger, dated January 4, 2023, by and among the Company, European Lithium Limited, European Lithium AT (investments) Limited, Critical Metals Corp., and the other parties thereto.[5]
3.1	Amended and Restated Certificate of Incorporation.[3]
3.2	Bylaws[1]
3.3	Amendment to Amended and Restated Certificate of Incorporation[6]
4.1	Specimen Unit Certificate.[1]
4.2	Specimen Common Stock Certificate.[1]
4.3	Specimen Warrant Certificate.[2]
4.4	Warrant Agreement, dated November 3, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent.[3]
4.5	Description of Registered Securities.[8]
10.1	Letter Agreement, dated November 3, 2021, by and among the Company, its officers, its directors, and the Sponsor.[3]
10.2	Investment Management Trust Agreement, dated November 3, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as trustee.[3]
10.3	Promissory Note, dated November 19, 2020.[1]
10.4	Registration Rights Agreement, dated November 3, 2021, by and among the Company and certain security holders.[3]
10.5	Administrative Support Agreement, dated November 3, 2021, by and between the Company and VO Sponsor, LLC.[3]
10.6	Private Placement Shares Subscription Agreement, dated November 3, 2021, by and between the Company and the Sponsor.[3]
10.7	Private Placement Shares Subscription Agreement, dated November 3, 2021, by and between the Company and Cantor Fitzgerald & Co.[3]
10.8	Form of Indemnification Agreement.[2]
10.9	Sponsor Support Agreement, dated as of October 24, 2022, by and among VO Sponsor, LLC and European Lithium AT (Investments) Limited[4]
10.10	Lock-Up Agreement, dated as October 24, 2022, by and among VO Sponsor, LLC, European Lithium Limited and Critical Metals Corp.[4]
10.11	Form of Investors Agreement[4]
10.12	Form of Registration Rights Agreement[4]
10.13	Form of Warrant Assignment, Assumption and Amendment Agreement[4]
10.14	Promissory Note, dated February 6, 2023[7]
31.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
99.1	Audit Committee Charter[1]
99.2	Compensation Committee Charter[1]

Exhibit No.	Description
101.INS	Inline XBRL Instance Document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
1.01.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
104	Cover Page Interactive Data File (Embedded as Inline XBRL document and contained in Exhibit 101).*

---

*	Filed herewith.
**	Furnished herewith
(1)	Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-254182), filed with the SEC on March 11, 2021.
(2)	Incorporated by reference to the Company's Registration Statement on Form S-1/A (File No. 333-254182), filed with the SEC on March 19, 2021.
(3)	Incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on November 8, 2021.
(4)	Incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on October 28, 2022.
(5)	Incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on January 5, 2023.
(6)	Incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on February 6, 2023.
(7)	Incorporated by reference to the Company's Current Report on Form 8-K, filed with the SEC on February 7, 2023.
(8)	Incorporated by reference to the Company's Annual Report on Form 10-K, filed with the SEC on April 15, 2022.